                                 Filed By: American Home Mortgage Holdings, Inc.
                                                 Commission File No. (000-27081)
                           Pursuant to Rule 425 under the Securities Act of 1933

                                           Subject Company: Valley Bancorp, Inc.


THIS COMMUNICATION IS FILED PURSUANT TO RULES 165 AND 425 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. INVESTORS ARE URGED TO READ THE VARIOUS FILINGS OF AMERICAN HOME MORTGAGE HOLDINGS, INC. WITH THE SECURITIES AND EXCHANGE COMMISSION, WITHOUT CHARGE, AT THE SEC'S INTERNET SITE (http://www.sec.gov), INCLUDING THE REGISTRATION STATEMENT THAT IS REQUIRED TO BE FILED WITH RESPECT TO THE TRANSACTION DESCRIBED BELOW PRIOR TO THE VOTE OF THE SHAREHOLDERS OF VALLEY BANCORP, INC. WITH RESPECT TO THE ACQUISITION (AS DEFINED BELOW) AND THE PROXY STATEMENT/PROSPECTUS WHICH WILL BE CONTAINED IN THE REGISTRATION STATEMENT.

        On August 27, 2001, American Home Mortgage Holdings, Inc. ("American Home") and Valley Bancorp, Inc. ("Valley") issued a joint press release announcing the proposed acquisition (the "Acquisition") of Valley by American Home.

        A copy of the joint press release dated August 27, 2001, pertaining to the Acquisition is being filed as Appendix A to this report, and is incorporated herein by reference.

        A copy of the agreement and plan of reorganization dated as of August 24, 2001, by and between American Home and Valley is being filed as Appendix B to this report and is incorporated herein by reference.

                                                                      APPENDIX A
MONDAY AUGUST 27, 2001

PRESS RELEASE

SOURCE: American Home Mortgage

AMERICAN HOME MORTGAGE HOLDINGS TO ACQUIRE VALLEY BANCORP, INC.

TRANSACTION TO BE SIGNIFICANTLY ACCRETIVE TO EARNINGS

STRATEGIC ACQUISITION SOLIDIFIES AMERICAN HOME'S BUSINESS OBJECTIVE ON BECOMING A DIVERSIFIED FINANCIAL INSTITUTION

NEW YORK--(BUSINESS WIRE)--Aug. 27, 2001-- American Home Mortgage Holdings, Inc. (Nasdaq: AHMH), ("American Home" or the "Company"), one of the nation's largest independent retail mortgage bankers, today announced that it has entered into an agreement to acquire Valley Bancorp, Inc. and its wholly owned subsidiary Valley Bank of Maryland, a federal savings bank located in suburban Baltimore, Maryland, for a combination of American Home shares and cash valued at approximately $5.5 million.

The transaction, which is expected to be immediately accretive to American Home upon closing, will further solidify its position as one of the most dynamic and responsive mortgage banking franchises in the Country through the addition of new products and services, and a depository funding strategy that will reduce its cost of funds.

Under the terms of the definitive agreement, American Home will pay approximately $5.5 million, or 1.25x Valley Bancorp's book value as of June 30, 2001 in a combination of cash and stock, subject to certain adjustments. The transaction has been approved by the Board of Directors of Valley, and is expected to close in the first half of 2002.

Key benefits of the acquisition of Valley include the following:

-- Substantial increase in net interest income due to Valley's lower cost, more stable and diverse funding base.

-- Significant revenue enhancement opportunities between Valley's product expertise and American Home's large and growing customer base.

-- Implements strategy consistent with American Home's philosophy of reducing the cost to originate and process residential loan transactions, and provides for the reduction of overhead expenses including taxes on mortgage recordings, state income taxes, wire fees, custodial expenses, and other related banking and state regulatory costs.

Commenting on the merger, Michael Strauss, Chairman, and CEO of American Home said, "We look forward to working with the Valley Bancorp staff, and are excited about the financial benefits the merger affords. We also are confident our residential lending activity, which focuses on making readily saleable, single family homeowner loans to creditworthy applicants, will be the basis of appropriate assets for our balance sheet, and will inspire the confidence of the public we serve."

American Home expects to continue its core focus on residential mortgage lending, while exploring cross-selling initiatives as a depository institution. While circumstances may dictate a different strategy over time, the Company has no current plans to widely offer loans that are not secured by real estate, or expand a brick and mortar branch network.

The acquisition is subject to Office of Thrift Supervision (OTS) approval as well as approval of Valley shareholders. An application will be promptly filed with the OTS, and it is anticipated that the OTS review process will take six to nine months, with approval expected in the first half of next year.

Valley Bancorp and its subsidiary, Valley Bank of Maryland, were established in 1952, and, as of June 30, 2001 had approximately $47 million in assets, and $37 million in deposits. Valley serves its customers from a banking facility in Owings Mills, MD, and an administrative office in Hunt Valley, Maryland.

Valley Bancorp's President, Joseph Solomon, who will retain his post after the merger commented, "We are excited about joining the American Home Mortgage family. Through the merger we gain access to American Home's large customer base, as well as new technologies. We look forward to working with American Home to realize the economies that will benefit what will become our mutual shareholders."

ABOUT AMERICAN HOME MORTGAGE

American Home Mortgage Holdings is a leading independent retail originator of residential mortgage loans both online and offline. Its online operation, MortgageSelect.com is a leader in online closed loan volume, and has outperformed its online competitors in terms of profitability. Offline, the Company has grown organically and by acquisition and now has 55 community loan offices across the country. For additional information please visit the Company's Website at www.mortgageselect.com.

ABOUT VALLEY BANCORP OF MARYLAND

Valley Bancorp, Inc., and its wholly owned subsidiary Valley Bank of Maryland based in Hunt Valley, Maryland, serves the suburban Baltimore market area through its full service branch office in Owings Mills, Maryland, and its lending and administrative office in Hunt Valley, Maryland. Valley provides a wide range of consumer banking services to individuals and professionals. Valley Bank was first established in 1952 as the Baltimore Building and Loan Association. There is no established trading market for Valley common stock.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: This news release contains statements about future events and expectations, which are "forward-looking statements." Any statement in this release that is not a statement of historical fact may be deemed to be a forward-looking statement. Such forward-looking statements involve know and unknown risks, uncertainties and other factors which may cause the company's actual results to be materially different from any future results, performance or achievements expresses or implied by such forward-looking statements. Specific factors that might cause such a difference include, but are not limited to: the potential fluctuations in the company's operating results; the company's potential need for additional capital, the direction of interest rates and their subsequent effect on the company's business, federal and state regulation of mortgage banking; the company's competition; the company's ability to attract and retain skilled personnel; and those risks and uncertainties discussed in filings made by the company with the Securities and Exchange Commission, including those risks and uncertainties contained under the heading "Risk Factors" in the company's Registration Statement on Form S-1 as filed with the Securities and Exchange Commission.

Contact:
     Ogilvy Public Relations WorldWide
     Nancy Armstrong, 212/880-5386
     nancy.armstrong@ogilvypr.com

                                                                      APPENDIX B



                      AGREEMENT AND PLAN OF REORGANIZATION

                                 BY AND BETWEEN

                      AMERICAN HOME MORTGAGE HOLDINGS, INC.

                                       AND

                              VALLEY BANCORP, INC.

                           DATED AS OF AUGUST 24, 2001

                                TABLE OF CONTENTS

                                                                                                                          PAGE
                                                                                                                          ----
PARTIES.....................................................................................................................1
Preamble....................................................................................................................1
ARTICLE 1 - TRANSACTIONS AND TERMS OF MERGER................................................................................1
      1.1        Merger.....................................................................................................1
      1.2        Time and Place of Closing..................................................................................2
      1.3        Effective Time.............................................................................................2
      1.4        Restructure of Transaction.................................................................................2
      1.5        Execution of Support Agreements............................................................................2
ARTICLE 2 - TERMS OF MERGER.................................................................................................3
      2.1        Certificate of Incorporation...............................................................................3
      2.2        Bylaws.....................................................................................................3
      2.3        Directors and Officers.....................................................................................3
ARTICLE 3 - MANNER OF CONVERTING SHARES.....................................................................................3
      3.1        Conversion of Shares.......................................................................................3
      3.2        Shares Held by American Home or Valley.....................................................................5
      3.3        Dissenting Valley Stockholders.............................................................................5
      3.4        Conversion of Stock Rights.................................................................................5
      3.5        Anti-Dilution Provisions...................................................................................6
      3.6        Fractional Shares..........................................................................................7
ARTICLE 4 - EXCHANGE PROCEDURES.............................................................................................7
      4.1        Exchange Procedures........................................................................................7
      4.2        Rights of Former Valley Stockholders.......................................................................8
ARTICLE 5 - REPRESENTATIONS AND WARRANTIES OF VALLEY........................................................................9
      5.1        Organization, Standing, and Power..........................................................................9
      5.2        Authority; No Breach of Agreement..........................................................................9
      5.3        Capital Stock..............................................................................................10
      5.4        Valley Subsidiaries........................................................................................11
      5.5        Financial Statements.......................................................................................11
      5.6        Absence of Undisclosed Liabilities.........................................................................11
      5.7        Absence of Certain Changes or Events.......................................................................12
      5.8        Tax Matters................................................................................................12
      5.9        Assets.....................................................................................................13
      5.10       Environmental Matters......................................................................................14
      5.11       Compliance with Laws.......................................................................................14
      5.12       Labor Relations............................................................................................15
      5.13       Employee Benefit Plans.....................................................................................15
      5.14       Material Contracts.........................................................................................18
      5.15       Legal Proceedings..........................................................................................18
      5.16       Reports....................................................................................................19
      5.17       Statements True and Correct................................................................................19

      5.18       Tax and Regulatory Matters.................................................................................19
      5.19       Intellectual Property......................................................................................19
      5.20       Charter Provisions.........................................................................................20
      5.21       Support Agreements.........................................................................................20
      5.22       Derivatives................................................................................................20
      5.23       Fairness Opinion...........................................................................................20
ARTICLE 6 - REPRESENTATIONS AND WARRANTIES OF AMERICAN HOME.................................................................21
      6.1        Organization, Standing, and Power..........................................................................21
      6.2        Authority; No Breach of Agreement..........................................................................21
      6.3        Capital Stock..............................................................................................22
      6.4        SEC Filings; Financial Statements..........................................................................22
      6.5        Absence of Undisclosed Liabilities.........................................................................23
      6.6        Absence of Certain Changes or Events.......................................................................23
      6.7        Compliance with Laws.......................................................................................23
      6.8        Legal Proceedings..........................................................................................24
      6.9        Reports....................................................................................................24
      6.10       Statements True and Correct................................................................................24
      6.11       Tax and Regulatory Matters.................................................................................24
      6.12       Derivatives................................................................................................25
ARTICLE 7 - CONDUCT OF BUSINESS PENDING CONSUMMATION........................................................................25
      7.1        Affirmative Covenants of Valley............................................................................25
      7.2        Negative Covenants of Valley...............................................................................25
      7.3        Adverse Changes in Condition...............................................................................27
      7.4        Reports....................................................................................................27
ARTICLE 8 - ADDITIONAL AGREEMENTS...........................................................................................27
      8.1        Registration Statement; Proxy Statement; Stockholder Approval..............................................27
      8.2        Applications...............................................................................................28
      8.3        Filings with State Offices.................................................................................28
      8.4        Agreement as to Efforts to Consummate......................................................................28
      8.5        Investigation and Confidentiality..........................................................................29
      8.6        Press Releases.............................................................................................29
      8.7        No Solicitation............................................................................................30
      8.8        Tax Treatment..............................................................................................30
      8.9        Agreement of Affiliates....................................................................................31
      8.10       Employee Benefits and Contracts............................................................................31
      8.11       Indemnification............................................................................................32
ARTICLE 9 - CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE...............................................................33
      9.1        Conditions to Obligations of Each Party....................................................................33
      9.2        Conditions to Obligations of American Home.................................................................35
      9.3        Conditions to Obligations of Valley........................................................................36

ARTICLE 10 - TERMINATION....................................................................................................37
      10.1       Termination................................................................................................37
      10.2       Effect of Termination......................................................................................38
      10.3       Non-Survival of Representations and Covenants..............................................................38
ARTICLE 11 - MISCELLANEOUS..................................................................................................38
      11.1       Definitions................................................................................................38
      11.2       Expenses...................................................................................................48
      11.3       Brokers and Finders........................................................................................48
      11.4       Entire Agreement...........................................................................................49
      11.5       Amendments.................................................................................................49
      11.6       Waivers....................................................................................................49
      11.7       Assignment.................................................................................................50
      11.8       Notices....................................................................................................50
      11.9       Governing Law..............................................................................................50
      11.10      Counterparts...............................................................................................51
      11.11      Captions...................................................................................................51
      11.12      Interpretations............................................................................................51
      11.13      Enforcement of Agreement...................................................................................51
      11.14      Severability...............................................................................................51
SIGNATURES..................................................................................................................52

                                LIST OF EXHIBITS

EXHIBIT NO.                    DESCRIPTION
-----------                    -----------
      1.                  Form of Support Agreement.  (Section 1.4).

      2.                  Form of Affiliate Agreement.  (Section 8.11).

      3.                  Form of Opinion of Valley Counsel.  (Section 9.2).

      4.                  Form of Opinion of American Home Counsel.  (Section 9.3).

      5.                  Form of Plan of Merger for Alternative Merger (Section 11.1).

      6.                  Form of Plan of Merger for Merger (Section 11.1).

                      AGREEMENT AND PLAN OF REORGANIZATION


           THIS AGREEMENT AND PLAN OF REORGANIZATION (this "Agreement") is made and entered into as of August 24, 2001, by and between American Home Mortgage Holdings, Inc., a Delaware corporation ("American Home"), and Valley Bancorp, Inc., a Maryland corporation ("Valley") and the parent company of Valley Bank of Maryland, a federal savings bank.


                                    PREAMBLE

           The respective Boards of Directors of Valley and American Home have approved and deem it advisable and in the best interests of the parties to this Agreement and their respective stockholders to consummate the transaction provided for herein, pursuant to which Valley will merge with AHM Merger Corporation, a wholly-owned subsidiary of American Home formed for the purpose of effecting the transactions contemplated herein ("AHM"). At the effective time of such merger, the outstanding shares of common stock of Valley shall be converted into the consideration provided for in this Agreement. The transactions described in this Agreement are subject to the approvals of the stockholders of Valley, the Office of Thrift Supervision, and the satisfaction of certain other conditions described in this Agreement.

           Certain terms used in this Agreement are defined in Section 11.1 of this Agreement.

           NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the parties agree as follows:


                                    ARTICLE 1
                        TRANSACTIONS AND TERMS OF MERGER

                1.1 MERGER. Subject to the terms and conditions of this Agreement, at the Effective Time, Valley shall be merged with and into AHM if the Merger is consummated, and AHM shall be merged with and into Valley if the Alternative Merger is consummated, in each case in accordance with the provisions of Section 252 of the DGCL and Section 3-105 of the MGCL and with the effect provided in Section 259 of the DGCL and Section 3-114 of the MGCL (the Merger and the Alternative Merger are referred to collectively as the "Reorganization"). AHM shall be the surviving corporation in the event the Merger is consummated, and Valley shall be the surviving corporation in the event the Alternative Merger is consummated (respectively, the "Surviving Corporation"). In the event AHM is the Surviving Corporation, AHM shall continue to be governed by the Laws of the State of Delaware, and, in the event Valley is the Surviving Corporation, Valley shall continue to be governed by the Laws of the State of Maryland. The Reorganization shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of American Home and Valley, and the applicable Plan of Merger, which has been adopted by the

Board of Directors of Valley and will be adopted by the Board of Directors of AHM upon its organization.

                1.2 TIME AND PLACE OF CLOSING. The closing of the transactions contemplated hereby (the "Closing") will take place at 9:00 A.M., Melville, New York time on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 A.M., Melville, New York time), or at such other time as the Parties may mutually agree. The Closing shall be held at the offices of Alston & Bird LLP, 601 Pennsylvania Avenue, N.W., 10th Floor, North Building, Washington, D.C. 20004-2601, or at such other location as the Parties may mutually agree.

                1.3 EFFECTIVE TIME. The Reorganization and other transactions contemplated by this Agreement shall become effective on the date and at the time the Certificate of Merger reflecting the Reorganization shall become effective with the Secretary of State of the State of Delaware and the Articles of Merger reflecting the Reorganization shall become effective with the State Department of Assessments and Taxation of the State of Maryland (the "Effective Time"). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the authorized officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur on the tenth business day following the last to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Reorganization, and (ii) the date on which the stockholders of Valley approve this Agreement and the applicable Plan of Merger to the extent such approval is required by applicable Law; or such later date within 30 days thereof as may be specified by American Home.

                1.4 RESTRUCTURE OF TRANSACTION. American Home shall, in its reasonable discretion, have the unilateral right to revise the structure of the Reorganization for any reason American Home deems advisable prior to distribution of the Proxy Statement. Except as otherwise contemplated by this Agreement, without the consent of Valley, American Home may not revise the Reorganization to (i) adversely affect the Tax effects or alter or change the amount or kind of the consideration that the holders of Valley Common Stock are entitled to receive or the treatment of Valley Options or the economic benefits of the transactions contemplated hereby to the holders of Valley Common Stock,
(ii) change the manner in which the consideration for Valley Common Stock is paid, (iii) affect the interests of the holders of Valley Common Stock materially and adversely, or (iv) unreasonably impede or delay the receipt of the approval of the Reorganization by the OTS or the consummation of the Reorganization. American Home may exercise this right by giving written notice of the revision, including with it the amendments to this Agreement, to Valley before the date of the Proxy Statement.

                1.5 EXECUTION OF SUPPORT AGREEMENTS. Simultaneously with the execution of this Agreement and as a condition hereto, the directors of Valley are executing and delivering to American Home a Support Agreement.

                                    ARTICLE 2
                                 TERMS OF MERGER

                2.1 CERTIFICATE OF INCORPORATION. In the event the Merger is consummated, the Certificate of Incorporation of AHM shall be the Certificate of Incorporation of the Surviving Corporation until duly amended or repealed. In the event the Alternative Merger is consummated, the Articles of Incorporation of Valley shall be the Articles of Incorporation of the Surviving Corporation until duly amended or repealed.

                2.2 BYLAWS. In the event the Merger is consummated, the Bylaws of AHM shall be the Bylaws of the Surviving Corporation until duly amended or repealed. In the event the Alternative Merger is consummated, the Bylaws of Valley shall be the Bylaws of the Surviving Corporation until duly amended or repealed.

                2.3 DIRECTORS AND OFFICERS. The directors of AHM in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation. The officers of AHM in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation.


                                    ARTICLE 3
                           MANNER OF CONVERTING SHARES

                3.1     CONVERSION OF SHARES. Subject to the provisions of this
Article 3, at the Effective Time, by virtue of the Reorganization and without any action on the part of Valley, American Home, or their respective stockholders, the shares of the constituent corporations shall be converted as follows:

                        (a) Each share of American Home Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

                        (b) In the event the Merger is consummated, each share of AHM Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time and be unaffected by the Merger. In the event the Alternative Merger is consummated, each share of AHM Common Stock issued and outstanding immediately prior to the Effective Time shall cease to be outstanding from and after the Effective Time and shall be converted into one share of Valley Common Stock.

                        (c) Subject to the provisions of Sections 3.1(d) and 3.1(e), the Merger shall be consummated and each share of Valley Common Stock (excluding shares subject to the provisions of Sections 3.2 and 3.3) issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive from American Home a combination of:

                                (i) that number of shares of American Home Common Stock equal to the quotient obtained by dividing (x) $20.4021 (the "Stock Payment Amount") by (y) the Average Price (as possibly adjusted as contemplated by this Agreement) (the "Exchange Ratio"); and

                                (ii)    a cash payment, without interest
                thereon, in the amount of $20.4021 (the "Cash Payment Amount"); provided however, in the event that (A) in the reasonable judgment of American Home, the Total Cash Consideration to be paid to the Valley stockholders by American Home in the Merger exceeds at the Effective Time 50% of the Total Consideration to be paid to the Valley stockholders by American Home in the Merger (whether as a result of the payment of cash in lieu of fractional shares or the exercise of dissenters' rights or otherwise), and (B) the provisions of Section 9.1(f) of this Agreement cannot be satisfied, then the Cash Payment Amount shall be decreased so that the Total Cash Consideration constitutes that percentage of the Total Consideration that is as close to 50% of the Total Consideration as possible without exceeding 50% of the Total Consideration and the Stock Payment Amount will be increased accordingly.

                        (d) In the event the Average Price is less than $11.0384, the Alternative Merger shall be consummated and in lieu of receiving the consideration provided for by Section 3.1(c), each share of Valley Common Stock (excluding shares subject to the provisions of Sections 3.2 and 3.3) issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive from American Home a cash payment, without interest thereon, in the amount of $40.8042 (the "Alternative Cash Payment Amount").

                        (e) In the event the Average Price is greater than $22.9259, in lieu of receiving the consideration provided for by Section 3.1(c), each share of Valley Common Stock (excluding shares subject to the provisions of Sections 3.2 and 3.3) issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive from American Home, at the sole and exclusive election of American Home, either:

                                (i) the Alternative Cash Payment Amount, in which case the Alternative Merger shall be consummated; or

                                (ii)    a combination of:

                                        (A)     .8899 of a share of American
                        Home Common Stock; and

                                        (B)     the Cash Payment Amount, in
                        which case the Merger shall be consummated; provided however, in the event that (1) in the reasonable judgment of American Home, the Total Cash Consideration to be paid to the Valley stockholders by American Home in the Merger exceeds at the Effective Time 50% of the Total Consideration to be paid to the Valley stockholders by American Home in the Merger (whether as a result of the payment of cash in lieu of fractional shares or the exercise of dissenters' rights or otherwise), and (2) the provisions of Section 9.1(f) of this Agreement cannot be satisfied, then the Cash Payment Amount shall be decreased so that the Total Cash Consideration constitutes that percentage of the Total Consideration that is as close to 50% of the Total Consideration as possible without exceeding 50% of the Total Consideration and the Stock Payment Amount will be increased accordingly.

                3.2 SHARES HELD BY AMERICAN HOME OR VALLEY. Each of the shares of Valley Common Stock held by any Valley Company or by any American Home Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

                3.3 DISSENTING VALLEY STOCKHOLDERS. Any holder of shares of Valley Common Stock who perfects such holder's dissenters' rights in accordance with and as contemplated by Sections 3-201 et seq. of the MGCL shall be entitled to receive such payment as may be determined pursuant to such provision of Law; provided, that no such payment shall be made to any dissenting stockholder unless and until such dissenting stockholder has complied with the applicable provisions of the MGCL and surrendered to American Home the Valley certificate or certificates representing the shares of Valley Common Stock for which payment is being made. In the event that after the Effective Time a dissenting stockholder of Valley fails to perfect, or effectively withdraws or loses, such holder's right to appraisal and of payment for such holder's shares of Valley Common Stock, American Home shall issue and deliver the consideration provided for in Section 3.1 of this Agreement.

                3.4     CONVERSION OF STOCK RIGHTS.

                        (a) At the Effective Time, each award, option, or other right to purchase or acquire shares of Valley Common Stock pursuant to stock options, stock appreciation rights, or stock awards (each, a "Valley Right"), in each case granted by Valley under the Valley Stock Plans, which is outstanding at the Effective Time, whether or not exercisable, shall, except as provided in Section 3.4(c) with respect to the options granted to non-employee directors of Valley (the "Director Stock Options"), be converted into and become rights with respect to American Home Common Stock, and American Home shall assume each Valley Right, in accordance with the terms of the Valley Stock Plan and stock option agreement by which it is evidenced, except that from and after the Effective Time, (i) American Home and its Compensation Committee shall be substituted for Valley and the Committee of Valley's

Board of Directors (including, if applicable, the entire Board of Directors of Valley) administering such Valley Stock Plan, and (ii) (A) each Valley Right assumed by American Home may be exercised solely for shares of American Home Common Stock, (B) the number of shares of American Home Common Stock subject to such Valley Right shall be equal to the number of shares of Valley Common Stock subject to such Valley Right immediately prior to the Effective Time multiplied by the Option Exchange Ratio, and (C) the per share exercise price (or similar threshold price, in the case of stock awards) under each such Valley Right shall be adjusted by dividing the per share exercise (or threshold) price under each such Valley Right by the Option Exchange Ratio and rounding up to the nearest cent. Each Valley Right which is an "incentive stock option" shall be adjusted as required by Section 424 of the Internal Revenue Code and the regulations promulgated thereunder, so as not to constitute a modification, extension, or renewal of the option, within the meaning of Section 424(h) of the Internal Revenue Code. At or prior to the Effective Time, American Home shall take all corporate action necessary to reserve for issuance sufficient shares of American Home Common Stock for delivery upon exercise of Valley Rights assumed by it in accordance with this Section 3.4. As soon as reasonably practicable after the Effective Time, American Home shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), with respect to the shares of American Home Common Stock subject to such Valley Rights and shall use its reasonable efforts to maintain the effectiveness of such registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Valley Rights remain outstanding. With respect to those individuals who subsequent to the Reorganization will be subject to the reporting requirements under Section 16(a) of the 1934 Act, where applicable, American Home shall administer the Valley Stock Plan assumed pursuant to this Section 3.4 in a manner that complies with Rule 16b-3 promulgated under the 1934 Act. American Home agrees to take all necessary steps to effectuate the foregoing provisions of this Section 3.4.

                        (b) All restrictions or limitations on transfer with respect to Valley Common Stock awarded under the Valley Stock Plans or any other plan, program, or arrangement of any Valley Company, to the extent that such restrictions or limitations shall not have already lapsed, and except as otherwise expressly provided in such plan, program, or arrangement, shall remain in full force and effect with respect to shares of American Home Common Stock into which such restricted stock is converted pursuant to Section 3.1 of this Agreement.

                        (c) At the Effective Time, each holder of an American Home Right granted by Valley pursuant to the Director Stock Options which is outstanding at the Effective Time, whether or not exercisable, shall be entitled to receive upon surrender of such Valley Right a check in the amount equal to the difference (if positive) between (i) the Alternative Cash Payment Amount and (ii) the exercise price of such Valley Right.

                3.5 ANTI-DILUTION PROVISIONS. In the event American Home changes the number of shares of American Home Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, reverse stock split, stock dividend, or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio and the Option Exchange Ratio shall be proportionately adjusted.

                3.6 FRACTIONAL SHARES. Notwithstanding any other provision of this Agreement, each holder of shares of Valley Common Stock exchanged pursuant to the Reorganization who would otherwise have been entitled to receive a fraction of a share of American Home Common Stock shall receive, in lieu thereof, cash (without interest) in an amount equal to a fractional part of a share of American Home Common Stock multiplied by the market value of one share of American Home Common Stock at the Effective Time. The market value of one share of American Home Common Stock at the Effective Time shall be the last sale price of American Home Common Stock at the close of regular trading on the Nasdaq NMS (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source selected by American Home) on the last trading day preceding the Effective Time. No such holder will be entitled to dividends, voting rights, or any other rights as a stockholder in respect of any fractional shares.


                                    ARTICLE 4
                               EXCHANGE PROCEDURES

                4.1     EXCHANGE PROCEDURES.

                        (a) At or prior to the Effective Time, American Home shall deposit, or shall cause to be deposited, with the exchange agent selected by American Home (the "Exchange Agent"), for the benefit of the former holders of Valley Common Stock, for exchange in accordance with Article 3 of this Agreement and this Article 4 to the extent necessary under Article 3, certificates representing the shares of American Home Common Stock to be issued in the Reorganization ("New Certificates") and/or an estimated amount of cash (such cash and New Certificates, together with any dividends or distributions with respect thereto (without any interest thereon), being hereinafter referred to as the "Exchange Fund") to be paid pursuant to Article 3 of this Agreement and this Article 4 in exchange for outstanding shares of Valley Common Stock.

                        (b) As promptly as practicable, but not later than three (3) business days after the Effective Time, American Home shall send or cause to be sent to each former holder of record of shares of Valley Common Stock immediately prior to the Effective Time, transmittal materials for use in exchanging such stockholder's certificates representing shares of Valley Common Stock for the consideration set forth in Article 3 of this Agreement (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Valley Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). American Home shall cause, as appropriate, the New Certificates and checks in respect of the Cash Payment Amount or the Alternative Cash Payment Amount into which shares of each stockholder's Valley Common Stock are converted at the Effective Time and any fractional share interests or dividends or distributions which such person shall be entitled to receive to be delivered to such stockholder upon delivery to the Exchange Agent of certificates representing shares of Valley Common Stock. No interest will be paid on any such cash to be paid pursuant to Article 3 and this Article 4 upon such delivery.

                        (c) Notwithstanding the foregoing, neither the Exchange Agent nor any Party hereto shall be liable to any former holder of Valley Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

                        (d) Any portion of the Exchange Fund that remains unclaimed by the stockholders of Valley for 12 months after the Effective Time shall be paid to American Home. Any stockholders of Valley who have not theretofore complied with this Article 4 shall thereafter look only to American Home for payment of the consideration deliverable in respect of each share of Valley Common Stock such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.

                4.2 RIGHTS OF FORMER VALLEY STOCKHOLDERS. At the Effective Time, the stock transfer books of Valley shall be closed as to holders of Valley Common Stock immediately prior to the Effective Time and no transfer of Valley Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Agreement, each certificate theretofore representing shares of Valley Common Stock (other than shares to be canceled pursuant to Section 3.2 of this Agreement or as to which dissenters' rights of appraisal are perfected pursuant to Section 3.3 of this Agreement) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Sections 3.1 and 3.4 of this Agreement in exchange therefor. To the extent permitted by Law, former stockholders of record of Valley shall be entitled to vote after the Effective Time at any meeting of American Home stockholders the number of whole shares of American Home Common Stock into which their respective shares of Valley Common Stock are converted, regardless of whether such holders have exchanged their certificates representing Valley Common Stock for New Certificates representing American Home Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by American Home on the American Home Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of American Home Common Stock issuable pursuant to this Agreement, but beginning 30 days after the Effective Time no dividend or other distribution payable to the holders of record of American Home Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing shares of Valley Common Stock issued and outstanding at the Effective Time until such holder surrenders such certificate for exchange as provided in Section 4.1 of this Agreement. However, upon surrender by a former Valley stockholder of a certificate representing shares of Valley Common Stock, the consideration to which such person is entitled pursuant to Section 3.1 of this Agreement and any undelivered dividends and cash payments to be paid for fractional share interests (without interest) shall be delivered and paid to such person with respect to each share represented by such certificate. In the event any Valley Common Stock certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen, or destroyed and, if required by American Home, the posting by such person of a bond in such amount as American Home may reasonably direct as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent shall issue in exchange for such lost, stolen, or destroyed certificate, the consideration deliverable in respect thereof pursuant to this Agreement.


                                    ARTICLE 5
                    REPRESENTATIONS AND WARRANTIES OF VALLEY

                Valley hereby represents and warrants, except as specifically disclosed in a section of the Valley Disclosure Memorandum corresponding to the relevant section of this Article 5, to American Home as follows:

                5.1 ORGANIZATION, STANDING, AND POWER. Valley is a corporation duly incorporated, validly existing, and in good standing under the Laws of the State of Maryland, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its material Assets. Valley is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Valley.

                5.2     AUTHORITY; NO BREACH OF AGREEMENT.

                        (a) Valley has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and the applicable Plan of Merger and to consummate the transactions contemplated hereby and thereby, including the Reorganization. The execution, delivery, and performance of this Agreement and the applicable Plan of Merger, and the consummation of the transactions contemplated herein and therein, including the Reorganization, have been duly and validly authorized by all necessary corporate action (including valid authorization and adoption of this Agreement and the applicable Plan of Merger by Valley's duly constituted Board of Directors) in respect thereof on the part of Valley, subject to the approval of this Agreement and the applicable Plan of Merger by the holders of two-thirds of the outstanding shares of Valley Common Stock, which is the only stockholder vote required for approval of this Agreement, the applicable Plan of Merger and the consummation of the Reorganization by Valley. Subject to such requisite stockholder approval, this Agreement and the applicable Plan of Merger represents legal, valid, and binding obligations of Valley, enforceable against Valley in accordance with their respective terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

                        (b) Neither the execution and delivery of this Agreement and the applicable Plan of Merger by Valley, nor the consummation by Valley of the transactions contemplated hereby or thereby, nor compliance by Valley with any of the provisions hereof or thereof, will (i) conflict with or result in a breach of any provision of Valley's Articles of Incorporation or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Valley Company under, any Contract or Permit of any Valley Company, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Valley, or (iii) subject to receipt of the requisite Consents referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any Valley Company or any of their respective material Assets, which violation is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Valley.

                        (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation or both with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Valley, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Valley of the Reorganization and the other transactions contemplated in this Agreement or the applicable Plan of Merger.

                5.3     CAPITAL STOCK.

                        (a) The authorized capital stock of Valley consists, as of the date of this Agreement, of (i) 1,000,000 shares of Valley preferred stock, par value $.01 per share, none of which is issued and outstanding, and (ii) 2,000,000 shares of Valley Common Stock, of which, as of the date of this Agreement (A) 122,788 shares are issued and outstanding and (B) 14,778 shares of Valley Common Stock are subject to outstanding awards under Valley's Stock Plans (including 7,037 shares held in a grantor trust for the benefit of participants in Valley Stock Plans), and not more than 137,566 shares of Valley Common Stock will be issued and outstanding at the Effective Time.

                        (b) All of the issued and outstanding shares of Valley Common Stock are duly and validly issued and outstanding and are fully paid and, except as expressly provided otherwise under applicable Law, nonassessable under the MGCL. None of the outstanding shares of Valley Common Stock has been issued in violation of any preemptive rights of the current or past stockholders of Valley.

                        (c) Except as set forth in Section 5.3(a) of this Agreement or Section 5.3(c) of the Valley Disclosure Memorandum, there are no shares of capital stock or other equity securities of Valley outstanding and no outstanding Valley Rights.

                5.4     VALLEY SUBSIDIARIES.  Valley has disclosed in Section
5.4 of the Valley Disclosure Memorandum all of the Valley Subsidiaries as of the date of this Agreement. Valley or another Valley Subsidiary owns all of the issued and outstanding shares of capital stock of each Valley Subsidiary. No equity securities of any Valley Subsidiary are or may become required to be issued (other than to another Valley Company) by reason of any Rights, and there are no Contracts by which any Valley Subsidiary is bound to issue (other than to another Valley Company) additional shares of its capital stock or Rights or by which any Valley Company is or may be bound to transfer any shares of the capital stock of any Valley Subsidiary (other than to another Valley Company). There are no Contracts relating to the rights of any Valley Company to vote or to dispose of any shares of the capital stock of any Valley Subsidiary. All of the shares of capital stock of each Valley Subsidiary held by a Valley Company are fully paid and, except as expressly provided otherwise under applicable Law, nonassessable under the applicable corporate or banking Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the Valley Company free and clear of any Lien. Each Valley Subsidiary is either a savings and loan association, a limited liability company, or a corporation, and is duly organized, validly existing, and (if applicable) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each Valley Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Valley. Each Valley Subsidiary that is a depository institution is an "insured depository institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits in which are insured by the Savings Association Insurance Fund to the fullest extent permitted by Law.

                5.5     FINANCIAL STATEMENTS.  Valley has disclosed in Section
5.5 of the Valley Disclosure Memorandum, and has delivered to American Home copies of, all Valley Financial Statements prepared for periods ended prior to the date of this Agreement and will deliver to American Home copies of all Valley Financial Statements prepared subsequent to the date of this Agreement. The Valley Financial Statements (as of the dates thereof and for the periods covered thereby) (i) are or, if dated after the date of this Agreement, will be in accordance with the books and records of the Valley companies, which are or will be, as the case may be, complete and correct and which have been or will have been, as the case may be, maintained in accordance with past business practices, and (ii) present or will present, as the case may be, fairly the consolidated financial position of the Valley Companies as of the dates indicated and the consolidated results of operations, changes in stockholders' equity, and cash flows of the Valley Companies for the periods indicated (subject to any exceptions as to consistency specified therein or as may be indicated in the notes thereto or, in the case of interim financial statements, to normal recurring year-end adjustments which were not or are not expected to be material in amount or effect).

                5.6 ABSENCE OF UNDISCLOSED LIABILITIES. No Valley Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse

Effect on Valley, except Liabilities which are accrued or reserved against in the consolidated balance sheets of Valley as of June 30, 2001, included in the Valley Financial Statements or reflected in the notes thereto, Liabilities incurred in the ordinary course of business subsequent to June 30, 2001, and Liabilities to be incurred in connection with the transactions contemplated by this Agreement. No Valley Company has incurred or paid any Liability since June 30, 2001, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practices and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Valley.

                5.7     ABSENCE OF CERTAIN CHANGES OR EVENTS.  Since
June 30, 2001, except as disclosed in the Valley Financial Statements delivered prior to the date of this Agreement or as otherwise disclosed in the Valley Disclosure Memorandum, there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Valley.

                5.8     TAX MATTERS.

                        (a) Since December 31, 1994, all Tax Returns required to be filed by or on behalf of any of the Valley Companies have been timely filed, or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before December 31, 2000, and all Tax Returns filed are complete and accurate in all material respects. All Tax Returns for periods ending on or before the date of the most recent fiscal year end immediately preceding the Effective Time will be timely filed or requests for extensions will be timely filed. All Taxes shown on filed Tax Returns have been paid. There is no audit examination, deficiency, or refund Litigation with respect to any Taxes, that is reasonably likely to result in a determination that would have, individually or in the aggregate, a Material Adverse Effect on Valley, except to the extent reserved against in the Valley Financial Statements dated prior to the date of this Agreement. All Taxes due with respect to completed and settled examinations or concluded Litigation with respect to Taxes have been paid.

                        (b) None of the Valley Companies has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable taxing authorities) that is currently in effect.

                        (c) Adequate provision for any material Taxes due or to become due for any of the Valley Companies for the period or periods through and including the date of the respective Valley Financial Statements has been made in accordance with GAAP and is reflected on such Valley Financial Statements.

                        (d) Each of the Valley Companies is in material compliance with, and its records contain the information and documents (including properly completed IRS Forms W-9) necessary to comply with, in all material respects, applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code.

                        (e) None of the Valley Companies has made any payments, is obligated to make any payments, or is a party to any contract, agreement, or other arrangement that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Internal Revenue Code.

                        (f) There are no material Liens with respect to Taxes upon any of the Assets of the Valley Companies.

                        (g) There has not been an ownership change, as defined in Internal Revenue Code Section 382(g), of the Valley Companies that occurred during or after any Taxable Period in which the Valley Companies incurred a net operating loss that carries over to any Taxable Period ending after December 31, 2000.

                        (h) After the date of this Agreement, no material election with respect to Taxes will be made without the prior consent of American Home, which consent will not be unreasonably withheld.

                        (i) No Valley Company has or has had a permanent establishment in any foreign country, as defined in any applicable tax treaty or convention between the United States and such foreign country.

                        (j)      No Valley Company has filed any consent under
Section 341(f) of the Internal Revenue Code concerning collapsible corporations.

                5.9 ASSETS. The Valley Companies have good and marketable title, free and clear of all Liens, to all of their respective Assets other than such defects and liens which are not reasonably likely to have a Material Adverse Effect on Valley. All tangible properties used in the businesses of the Valley Companies are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with Valley's past practices, except as would not be reasonably likely to have a Material Adverse Effect on Valley. All Assets which are material to Valley's business on a consolidated basis, held under leases or subleases by any of the Valley Companies, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect. The Valley Companies currently maintain insurance in amounts, scope and coverage reasonably necessary for their operations. None of the Valley Companies has received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be materially reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased.

The Assets of the Valley Companies include all material Assets required to operate the business of the Valley Companies as presently conducted.

                5.10    ENVIRONMENTAL MATTERS.

                        (a) Each Valley Company is and has been in compliance with all Environmental Laws, except those instances of non-compliance which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Valley.

                        (b) There is no Litigation pending or, to the Knowledge of Valley, threatened before any court, governmental agency, or authority, or other forum in which any Valley Company has been or, with respect to threatened Litigation, may reasonably be expected to be named as a defendant
(i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous material, whether or not occurring at, on, under, or involving a site owned, leased, or operated by any Valley Company, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Valley.

                        (c) To the Knowledge of Valley, there is no Litigation pending before any court, governmental agency, or board, or other forum in which any of its Loan Properties (or Valley in respect of such Loan Property) has been named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous material, whether or not occurring at, on, under, or involving a Loan Property, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Valley.

                        (d) To the Knowledge of Valley, during the period of (i) any Valley Company's ownership or operation of any of their respective current properties, (ii) any Valley Company's participation in the management of any Participation Facility, or (iii) any Valley Company's holding of a security interest in a Loan Property, there have been no releases of Hazardous material in, on, under, or affecting (or potentially affecting) such properties, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Valley. Prior to the period of (i) any Valley Company's ownership or operation of any of their respective current properties,
(ii) any Valley Company's participation in the management of any Participation Facility, or (iii) any Valley Company's holding of a security interest in a Loan Property, to the Knowledge of Valley, there were no releases of Hazardous material in, on, under, or affecting any such property, Participation Facility, or Loan Property, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Valley.

                5.11 COMPLIANCE WITH LAWS. Valley is duly registered as a savings and loan holding company under the HOLA Act. Each Valley Company has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Valley, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Valley. None of the Valley Companies:

                        (a) is in violation of any material Laws, Orders, or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Valley; and

                        (b) has received any written notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Valley Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Valley,
        (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Valley, or (iii) requiring any Valley Company (x) to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or (y) to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any material manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

                5.12 LABOR RELATIONS. No Valley Company is the subject of any Litigation asserting that it or any other Valley Company has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or seeking to compel it or any other Valley Company to bargain with any labor organization as to wages or conditions of employment, nor is any Valley Company a party to or bound by any collective bargaining agreement, Contract, or other agreement or understanding with a labor union or labor organization, nor is there any strike or other labor dispute involving any Valley Company, pending or, to the Knowledge of Valley, threatened, or to the Knowledge of Valley, is there any activity involving employees of any Valley Company seeking to certify a collective bargaining unit or engaging in any other organization activity.

                5.13    EMPLOYEE BENEFIT PLANS.

                        (a) Valley has disclosed in Section 5.13(a) of the Valley Disclosure Memorandum, and has delivered or made available to American Home prior to the execution of this Agreement correct and complete copies or descriptions in each case of, all Valley Benefit Plans. For purposes of this Agreement, "Valley Benefit Plans" means all material pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plan, all other material employee programs or agreements, all medical, vision, dental, or other written health plans, all life insurance plans, and all other material written employee benefit plans or fringe benefit plans, including written

"employee benefit plans" as that term is defined in Section 3(3) of ERISA, maintained by, sponsored in whole or in part by, or contributed to by, any Valley Company for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate. Any of the Valley Benefit Plans which is an "employee welfare benefit plan," as that term is defined in Section 3(l) of ERISA, or an "employee pension benefit plan," as that term is defined in
Section 3(2) of ERISA, is referred to herein as a "Valley ERISA Plan." Any Valley ERISA Plan which is also subject to Section 412 of the Internal Revenue Code or Section 302 of ERISA, is referred to herein as a "Valley Pension Plan." Neither Valley nor any Valley Company has an "obligation to contribute" (as defined in ERISA Section 4212) to a "multiemployer plan" (as defined in ERISA Sections 4001(a)(3) and 3(37)(A)). Each "employee pension benefit plan," as defined in Section 3(2) of ERISA, ever maintained by any Valley Company, that was intended to qualify under Section 401(a) of the Internal Revenue Code is disclosed as such in Section 5.13 of the Valley Disclosure Memorandum.

                        (b) Valley has described in Section 5.13(b) of the Valley Disclosure Memorandum and has delivered or made available to American Home prior to the execution of this Agreement correct and complete copies of the following documents: (i) all trust agreements or other funding arrangements for such Valley Benefit Plans (including insurance contracts), and all amendments thereto, (ii) with respect to any such Valley Benefit Plans or amendments, the most recent determination letters, and all material rulings, material opinion letters, material information letters, or material advisory opinions issued by the Internal Revenue Service, the United States Department of Labor, or the Pension Benefit Guaranty Corporation after December 31, 1994, (iii) annual reports or returns, audited or unaudited financial statements, actuarial valuations and reports, and summary annual reports prepared for any Valley Benefit Plan with respect to the most recent plan year and (iv) the most recent summary plan descriptions and any material modifications thereto.

                        (c) All Valley Benefit Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws, other than instances of noncompliance which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Valley. Each Valley ERISA Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service, and to the Knowledge of Valley, there are no circumstances likely to result in revocation of any such favorable determination letter. Each trust created under any Valley ERISA Plan has been determined to be exempt from Tax under Section 501(a) of the Internal Revenue Code and Valley is not aware of any circumstance which will or could reasonably result in revocation of such exemption. With respect to each Valley Benefit Plan to the Knowledge of Valley, no event has occurred which will or could reasonably give rise to a loss of any intended Tax consequences under the Internal Revenue Code or to any Tax under Section 511 of the Internal Revenue Code that is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Valley. There is no material pending or, to the Knowledge of Valley, threatened Litigation relating to any Valley ERISA Plan.

                        (d) Except as described in Section 5.13(d) of the Valley Disclosure Memorandum, no Valley Company has engaged in a transaction with respect to any Valley Benefit Plan that, assuming the Taxable Period of such transaction expired as of the date of this Agreement, would subject any Valley Company to a tax or penalty imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA. Neither Valley nor, any administrator or fiduciary of any Valley Benefit Plan (or any agent of any of the foregoing) has engaged in any transaction, or acted or failed to act in any manner with respect to any Valley Benefit Plan which could subject Valley to any direct or indirect Liability (by indemnity or otherwise) for breach of any fiduciary, co-fiduciary, or other duty under ERISA, where such Liability, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Valley. No oral or written representation or communication with respect to any aspect of the Valley Benefit Plans has been made to employees of any Valley Company which is not in conformity with the written or otherwise preexisting terms and provisions of such plans, where any Liability resulting from such non-conformity is reasonably likely to have a Material Adverse Effect on Valley.

                        (e) No Valley Pension Plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, and the fair market value of the Assets of any such plan is equal to or exceeds the actuarial present value of all accrued benefits under such plans (whether vested or not), based upon the actuarial assumptions used to prepare the most recent actuarial reports for such plans and to the Knowledge of Valley, since the date of the most recent actuarial valuation, no event has occurred which would be reasonably expected to change any such funded status in a way that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Valley. Neither any Valley Pension Plan nor any "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently maintained by any Valley Company, or the single-employer plan of any entity which is considered one employer with Valley under Section 4001 of ERISA or Section 414 of the Internal Revenue Code or Section 302 of ERISA (whether or not waived) (a "Valley ERISA Affiliate") has an "accumulated funding deficiency" within the meaning of Section 412 of the Internal Revenue Code or Section 302 of ERISA. All required contributions with respect to any Valley Pension Plan or any single-employer plan of a Valley ERISA Affiliate have been timely made and there is no lien either existing or expected under Internal Revenue Code Section 412(n) or ERISA Section 302(f) or Tax under Internal Revenue Code Section 4971. No Valley Company has provided, or is required to provide, security to a Valley Pension Plan or to any single-employer plan of a Valley ERISA Affiliate pursuant to Section 401(a)(29) of the Internal Revenue Code. All premiums required to be paid by Valley under ERISA Section 4006 have been timely paid by Valley, except to the extent any failure to timely pay would not have a Material Adverse Effect on Valley.

                        (f) No Liability under Title IV of ERISA has been or is expected to be incurred by any Valley Company with respect to any defined benefit plan currently or formerly maintained by any of them or by any Valley ERISA Affiliate that has not been satisfied in full (other than Liability for Pension Benefit Guaranty Corporation premiums, which have been paid when due, except for Liabilities that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Valley).

                        (g) No Valley Company has any obligations for retiree health and retiree life benefits under any of the Valley Benefit Plans other than with respect to benefit coverage mandated by applicable Law.

                        (h) Except as described in Section 5.13(h) of the Valley Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will, by themselves, (i) result in any payment (including, without limitation, severance, golden parachute, or other payment) becoming due to any director or any employee of any Valley Company from any Valley Company under any Valley Benefit Plan or otherwise, other than by operation of Law, (ii) increase any benefits otherwise payable under any Valley Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit.

                5.14    MATERIAL CONTRACTS.  Except as set forth in
Section 5.14 of the Valley Disclosure Memorandum, none of the Valley Companies, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $50,000, (ii) any Contract relating to the borrowing of money by any Valley Company or the guarantee by any Valley Company of any such obligation (other than Contracts pertaining to fully-secured repurchase agreements, and trade payables, and Contracts relating to borrowings or guarantees made in the ordinary course of business), and (iii) any other Contract or amendment thereto that would be required to be filed as an exhibit to a Form 10-K filed by Valley with the SEC as of the date of this Agreement if Valley were required to file a Form 10-K with the SEC (together with all Contracts referred to in Sections 5.9 and 5.13
(a) of this Agreement, the "Valley Contracts"). With respect to each Valley
Contract: (i) the Contract is in full force and effect; (ii) no Valley Company is in Default thereunder, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Valley;
(iii) no Valley Company has repudiated or waived any material provision of any such Contract; and (iv) no other party to any such Contract is, to the Knowledge of Valley, in Default in any material respect, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Valley. All of the indebtedness of any Valley Company for money borrowed is prepayable at any time by such Valley Company without penalty or premium.

                5.15    LEGAL PROCEEDINGS.

                        (a) There is no Litigation instituted or pending, or, to the Knowledge of Valley, threatened against any Valley Company, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Valley, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any Valley Company, that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Valley.

                        (b) Section 5.15(b) of the Valley Disclosure Memorandum includes a summary report of all Litigation as of the date of this Agreement to which any Valley Company is a party and which names a Valley Company as a defendant or cross-defendant.

                5.16 REPORTS. Since December 31, 1997, or the date of organization if later, each Valley Company has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with any Regulatory Authorities, except failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Valley.

                5.17 STATEMENTS TRUE AND CORRECT. None of the information supplied or to be supplied by any Valley Company or any Affiliate thereof regarding Valley or such Affiliate for inclusion in the Registration Statement to be filed by American Home with the SEC will, when the Registration Statement becomes effective, contain any untrue statement of a material fact, or omit to state any material fact required to be stated thereunder or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any Valley Company or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to Valley's stockholders in connection with the Stockholders' Meeting will, when first mailed to the stockholders of Valley, contain any misstatement of material fact, or omit to state any material fact required to be stated thereunder or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Stockholders' Meeting, omit to state any material fact required to be stated thereunder or necessary to correct any material statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meeting. All documents that any Valley Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

                5.18 TAX AND REGULATORY MATTERS. Except as contemplated by this Agreement, no Valley Company or any Affiliate thereof has taken or agreed to take any action, and Valley has no Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the Reorganization from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement. To the Knowledge of Valley there exists no fact, circumstance, or reason why the requisite Consents referred to in Section 9.1(b) of this Agreement cannot be received in a timely manner.

                5.19 INTELLECTUAL PROPERTY. All of the Intellectual Property rights of Valley and the Valley Subsidiaries are in full force and effect and, to the extent Valley or any of the Valley Subsidiaries license the right to use such Intellectual Property, such licenses constitute legal, valid, and binding obligations of the respective parties thereto, and there have not been, and, to the Knowledge of Valley, there currently are not, any Defaults thereunder by Valley or a Valley Subsidiary. Valley or a Valley Subsidiary owns or is the valid licensee of all such Intellectual Property rights free and clear of all Liens or claims of infringement, except for such Liens or claims of infringement which would not reasonably be expected to have a Material Adverse Effect on Valley. Neither Valley nor any of the Valley Subsidiaries nor, to the Knowledge of Valley, their respective predecessors has infringed the Intellectual Property rights of others and, to the Knowledge of Valley, none of the Intellectual Property rights as used in the business conducted by Valley or the Valley Subsidiaries infringes upon or otherwise violates the rights of any Person, nor has any Person asserted a claim of such infringement, in each case, except as would not reasonably be expected to have a Material Adverse Effect on Valley. Neither Valley nor any of the Valley Subsidiaries is obligated to pay any royalties to any Person with respect to any such Intellectual Property other than in the ordinary course of business. Valley or a Valley Subsidiary owns or has the valid right to use all of the Intellectual Property rights which it is presently using, or in connection with performance of any material Contract to which it is a party. No officer, director, or employee of Valley or the Valley Subsidiaries is party to any Contract which requires such officer, director, or employee to assign any interest in any Intellectual Property or keep confidential any trade secrets, proprietary data, customer information, or other business information or which restricts or prohibits such officer, director, or employee from engaging in activities competitive with any Person, in each case, other than with Valley or any of the Valley Subsidiaries.

                5.20 CHARTER PROVISIONS. Each Valley Company has taken all action so that the entering into of this Agreement, the applicable Plan of Merger and the consummation of the Reorganization and the other transactions contemplated hereby and thereby do not and will not result in the grant of any rights to any Person under the Articles of Incorporation or Bylaws or, subject to Valley's right to withdraw or alter its recommendation in accordance with the proviso set forth in the fourth sentence of Section 8.1 of this Agreement, restrict or impair the ability of American Home to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of any Valley Company that may be directly or indirectly acquired or controlled by it.

                5.21 SUPPORT AGREEMENTS. Each of the directors of Valley has executed and delivered to American Home a Support Agreement in substantially the form attached as Exhibit 1 to this Agreement.


                5.22 DERIVATIVES. All interest rate swaps, caps, floors, option agreements, futures and forward contracts, and other similar risk management arrangements, whether entered into for Valley's own account, or for the account of one or more the Valley Subsidiaries or their customers, were entered into (i) in accordance with prudent business practices and all applicable Laws, and (ii) with counterparties believed to be financially responsible.

                5.23    FAIRNESS OPINION.   Valley has received an opinion of
Feldman Financial Advisors, Inc. to the effect that, in the opinion of such firm, the consideration to be paid to the holders of Valley Common Stock in the Reorganization is fair, from a financial point of view, to the stockholders of Valley.

                                    ARTICLE 6
                 REPRESENTATIONS AND WARRANTIES OF AMERICAN HOME

                American Home hereby represents and warrants to Valley as follows:

                6.1 ORGANIZATION, STANDING, AND POWER. American Home is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its material Assets. American Home is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on American Home.

                6.2     AUTHORITY; NO BREACH OF AGREEMENT.

                        (a) American Home has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, including the Reorganization. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Reorganization, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of American Home. This Agreement represents a legal, valid, and binding obligation of American Home, enforceable against American Home in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

                        (b) Neither the execution and delivery of this Agreement by American Home, nor the consummation by American Home of the transactions contemplated hereby, nor compliance by American Home with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of American Home's Certificate of Incorporation or Bylaws, (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any American Home Company under, any Contract or Permit of any American Home Company, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on American Home, or
(iii) subject to receipt of the requisite Consents referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any American Home Company or any of their respective material Assets.

                        (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on American Home, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by American Home of the Reorganization and the other transactions contemplated in this Agreement.

                6.3 CAPITAL STOCK. The authorized capital stock of American Home consists, as of the date of this Agreement, of (i) 19,000,000 shares of American Home Common Stock, of which 9,002,261 shares were issued and outstanding as of June 30, 2001, and (ii) 1,000,000 shares of preferred stock of which none is issued and outstanding. All of the issued and outstanding shares of American Home Common Stock are, and all of the shares of American Home Common Stock to be issued in exchange for shares of Valley Common Stock upon consummation of the Reorganization, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and, except as expressly provided otherwise under applicable Law, nonassessable under the DGCL. None of the outstanding shares of American Home Common Stock has been, and none of the shares of American Home Common Stock to be issued in exchange for shares of Valley Common Stock upon consummation of the Reorganization will be, issued in violation of any preemptive rights of the current or past stockholders of American Home.

                6.4     SEC FILINGS; FINANCIAL STATEMENTS.

                        (a) American Home has filed and made available to Valley all forms, reports, and documents required to be filed by American Home with the SEC since January 1 of the second complete fiscal year preceding the date of this Agreement (collectively, the "American Home SEC Reports"). The American Home SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such American Home SEC Reports or necessary in order to make the statements in such American Home SEC Reports, in light of the circumstances under which they were made, not misleading. None of American Home Subsidiaries is required to file any forms, reports, or other documents with the SEC.

                        (b) Each of the American Home Financial Statements (including, in each case, any related notes) contained in the American Home SEC Reports, including any American Home SEC Reports filed after the date of this Agreement until the Effective Time, complied or will comply as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and fairly presented or will fairly present the consolidated financial position of American Home and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

                6.5 ABSENCE OF UNDISCLOSED LIABILITIES. No American Home Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on American Home, except Liabilities which are accrued or reserved against in the consolidated balance sheets of American Home as of June 30, 2001, included in the American Home Financial Statements or reflected in the notes thereto, Liabilities incurred in the ordinary course of business subsequent to June 30, 2001, and Liabilities to be incurred in connection with the transactions contemplated by the Agreement. No American Home Company has incurred or paid any Liability since June 30, 2001, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on American Home.

                6.6     ABSENCE OF CERTAIN CHANGES OR EVENTS.  Since
June 30, 2001, except as disclosed in the American Home Financial Statements delivered prior to the date of this Agreement, there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on American Home.

                6.7 COMPLIANCE WITH LAWS. Each American Home Company has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on American Home, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on American Home. None of the American Home Companies:

                        (a)      is in violation of any Laws, Orders, or
        Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on American Home; and

                        (b) has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any American Home Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on American Home, (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on American Home, or (iii) requiring any American Home Company (x) to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or (y) to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

                6.8 LEGAL PROCEEDINGS. There is no Litigation instituted or pending, or, to the Knowledge of American Home, threatened against any American Home Company, or against any Asset, employee benefit plan, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on American Home, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any American Home Company, that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on American Home.

                6.9 REPORTS. Since December 31, 1996, or the date of organization if later, each American Home Company has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with any Regulatory Authorities, except failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on American Home. As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws.

                6.10 STATEMENTS TRUE AND CORRECT. None of the information supplied or to be supplied by any American Home Company or any Affiliate thereof regarding American Home or such Affiliate for inclusion in the Registration Statement to be filed by American Home with the SEC will, when the Registration Statement becomes effective, contain any untrue statement of a material fact, or omit to state any material fact required to be stated thereunder or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any American Home Company or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to Valley's stockholders in connection with the Stockholders' Meeting, will, when first mailed to the stockholders of Valley, contain any misstatement of material fact, or omit to state any material fact required to be stated thereunder or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Stockholders' Meeting, omit to state any material fact required to be stated thereunder or necessary to correct any material statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meeting. All documents that any American Home Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

                6.11 TAX AND REGULATORY MATTERS. Except as contemplated by this Agreement, no American Home Company or any Affiliate thereof has taken or agreed to take any action, and American Home has no Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the Reorganization from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement. To the

Knowledge of American Home there exists no fact, circumstance, or reason why the requisite Consents referred to in Section 9.1(b) of this Agreement cannot be received in a timely manner.

                6.12 DERIVATIVES. All interest rate swaps, caps, floors, option agreements, futures and forward contracts, and other similar risk management arrangements, whether entered into for American Home's own account, or for the account of one or more of the American Home Subsidiaries or their customers, were entered into (i) in accordance with prudent business practices and all applicable Laws, and (ii) with counterparties believed to be financially responsible.

                                    ARTICLE 7
                    CONDUCT OF BUSINESS PENDING CONSUMMATION

                7.1 AFFIRMATIVE COVENANTS OF VALLEY. Unless the prior written consent of American Home shall have been obtained, and except as otherwise expressly contemplated herein, Valley shall and shall cause each of its Subsidiaries to (i) operate its business only in the usual, regular, and ordinary course, (ii) use its reasonable efforts to preserve intact its business organization and Assets and maintain its rights and franchises, (iii) use its reasonable efforts to maintain its current employee relationships, and (iv) except as may be required by Law, take no action which would (a) adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby, or (b) adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

                7.2 NEGATIVE COVENANTS OF VALLEY. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, except as specifically contemplated by this Agreement, Valley covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of American Home, which consent shall not be unreasonably withheld:

                        (a) amend the Articles of Incorporation, Bylaws, or other governing instruments of any Valley Company; or

                        (b) incur, guarantee, or otherwise become responsible for, any additional debt obligation or other obligation for borrowed money (other than indebtedness of a Valley Company to another Valley Company) in excess of an aggregate of $250,000 (for the Valley Companies on a consolidated basis), except in the ordinary course of business consistent with past practices (which shall include Federal Home Loan Bank advances, entry into repurchase agreements or other fully secured securities), or impose, or suffer the imposition, on any Asset of any Valley Company of any material Lien, except in the ordinary course of business consistent with past practices; or

                        (c) except as contemplated by Section 7.1 of this Agreement, repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any Valley Company, or declare or pay any dividend or make any other distribution in respect of Valley's capital stock; provided that Valley may (to the extent legally able to do so), but shall not be obligated to declare and pay regular annual cash dividends on the Valley Common Stock in an amount per share and with the usual and regular record and payment dates as disclosed in Section 7.2(c) of the Valley Disclosure Memorandum; provided that, with respect to the fiscal year of Valley ending September 30, 2002, Valley may (to the extent legally able to do so) but shall not be obligated to declare and pay immediately prior to the Effective Time, a cash dividend (in an amount per share, when annualized, will not exceed the amount disclosed in Section 7.2(c) of the Valley Disclosure Memorandum) which shall be prorated based on the number of full weeks elapsed in such fiscal year from October 1, 2001 until the Effective Time; or

                        (d) except for this Agreement or pursuant to the exercise of Valley Rights outstanding as of the date of this Agreement and pursuant to the terms thereof in existence on the date of this Agreement, (i) issue, sell, pledge, encumber, authorize the issuance of,
        (ii) enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or (iii) otherwise permit to become outstanding, any additional shares of Valley Common Stock or any capital stock of any Valley Company, or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock; or

                        (e) adjust, split, combine, or reclassify any capital stock of any Valley Company or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Valley Common Stock (other than upon the exercise of existing Rights), or sell, lease, mortgage, or otherwise dispose of or otherwise encumber
        (i) any shares of capital stock of any Valley Subsidiary (unless any such shares of stock are sold or otherwise transferred to another Valley Company), or (ii) any Asset other than in the ordinary course of business for reasonable and adequate consideration and other than dispositions in the ordinary course of business consistent with past practice; or

                        (f) (i) grant any increase in compensation or benefits to the employees, officers, or directors of any Valley Company, except as required by Law, (ii) pay any severance or termination pay or any bonus other than pursuant to established policies or written Contracts in effect on the date of this Agreement, (iii) enter into or amend any severance agreements with officers of any Valley Company; (iv) grant any increase in fees or other increases in compensation or other benefits to directors of any Valley Company; or (v) voluntarily accelerate the vesting of any stock options or other stock-based compensation or employee benefits; or

                        (g) enter into or amend any employment Contract between any Valley Company and any Person (unless such amendment is required by Law) that the Valley Company does not have the unconditional right to terminate without Liability (other than Liability for services already rendered and in accordance with the Valley Benefit Plans), at any time on or after the Effective Time; provided, however, that the Board of Directors of Valley may determine to extend the term of employment of Mr. Solomon for one additional year as of the next anniversary date of such agreement; or

                        (h) adopt any new employee benefit plan of any Valley Company or make any material change in or to any existing employee benefit plans of any Valley Company other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the Tax qualified status of any such plan; or

                        (i) make any significant change in any Tax or accounting methods, material elections, or systems of internal accounting controls, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP; or

                        (j) commence any Litigation other than as deemed necessary or advisable in the good faith judgment of management for the prudent operation of its business or settle any Litigation involving any Liability of any Valley Company for material money damages or material restrictions upon the operations of any Valley Company; or

                        (k) except in the ordinary course of business, modify, amend, or terminate any material Contract or waive, release, compromise, or assign any material rights or claims.

                7.3 ADVERSE CHANGES IN CONDITION. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it, or (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

                7.4 REPORTS. Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed.

                                    ARTICLE 8
                              ADDITIONAL AGREEMENTS

                8.1 REGISTRATION STATEMENT; PROXY STATEMENT; STOCKHOLDER APPROVAL. At a date determined by American Home, but not prior to December 15, 2001, American Home shall file the Registration Statement with the SEC, and shall use its reasonable efforts to cause the Registration Statement to become effective under the 1933 Act and take any action required to be taken under the applicable state Blue Sky or securities Laws in connection with the issuance of the shares of American Home Common Stock upon consummation of the Reorganization. Valley shall furnish all information concerning it and the holders of its capital stock as American Home may reasonably request for inclusion in the Registration Statement. Valley shall call a Stockholders' Meeting, to be held as soon as reasonably practicable after the Registration Statement is declared effective by the SEC (but in no event later than 40 calendar days from the date the Registration Statement is declared effective), for the purpose of voting upon approval of this Agreement the Plans of Merger and such other related matters as it deems appropriate. In connection with the Stockholders' Meeting, (i) Valley shall mail the Proxy Statement included in the Registration Statement to its stockholders, (ii) each Party shall furnish to the other all information concerning them that such other Party may reasonably request in connection with such Proxy Statement, (iii) the Board of Directors of Valley shall recommend to its stockholders the approval of the matters submitted for approval, and (iv) the Board of Directors of Valley shall use its reasonable efforts to obtain such stockholders' approval, provided that Valley may withdraw, modify, or change in an adverse manner to American Home its recommendations if the Board of Directors of Valley, after having consulted with and based upon the advice of outside counsel, determines in good faith that the failure to so withdraw, modify, or change its recommendation could reasonably constitute a breach of the fiduciary duties of Valley's Board of Directors under applicable Law. In addition, nothing in this Section 8.1 or elsewhere in this Agreement shall prohibit accurate disclosure by Valley of information that is required to be disclosed in the Registration Statement or the Proxy Statement or in any other document required to be filed with the SEC (including, without limitation, a Solicitation/Recommendation Statement on Schedule 14D-9) or otherwise required to be publicly disclosed by applicable Law or regulations or rules of the NASD.

                8.2 APPLICATIONS. American Home shall promptly prepare, and Valley shall cooperate in the preparation and, where appropriate, shall file, applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement. The Parties shall deliver to each other copies of all filings, correspondence and orders to and from all Regulatory Authorities in connection with the transactions contemplated hereby.

                8.3 FILINGS WITH STATE OFFICES. Upon the terms and subject to the conditions of this Agreement, American Home shall execute and file the Certificate of Merger with the Secretary of State of the State of Delaware and American Home and Valley shall execute and file the Articles of Merger with the State Department of Assessments and Taxation of the State of Maryland in connection with the Closing.

                8.4 AGREEMENT AS TO EFFORTS TO CONSUMMATE. Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as reasonably practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article 9, including, if necessary, using reasonable efforts to resolve any concern of the OTS to avoid the imposition of a condition or restriction referred to in the last sentence of Section 9.1(b); provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement. Each Party shall use, and shall cause each of its Subsidiaries to use, its reasonable efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement.

                8.5     INVESTIGATION AND CONFIDENTIALITY.

                        (a) Prior to the Effective Time, each Party shall keep the other Party advised of all material developments relevant to its business and to consummation of the Reorganization and shall permit the other Party to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as the other Party reasonably requests, provided that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. No investigation by a Party shall affect the representations and warranties of the other Party.

                        (b) Each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries' businesses, operations, and financial positions to the extent required by, and in accordance with Confidentiality Agreements, and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies thereof, and copies of all work papers containing confidential information received from the other Party.

                        (c) Each Party agrees to give the other Party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other Party which it has discovered through the course of its investigation and which represents, or is reasonably likely to represent, either a material breach of any representation, warranty, covenant, or agreement of the other Party or which has had or is reasonably likely to have a Material Adverse Effect on the other Party; provided, however, that the giving of such notice shall not be dispositive of the occurrence of such breach or a Material Adverse Effect.

                        (d) Neither Party nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client or similar privilege with respect to such information or contravene any Law, rule, regulation, Order, judgment, decree, fiduciary duty, or agreement entered into prior to the date of this Agreement. The Parties will use their reasonable efforts to make appropriate substitute disclosure arrangements, to the extent practicable, in circumstances in which the restrictions of the preceding sentence apply.

                8.6 PRESS RELEASES. Promptly upon execution of this Agreement, American Home and Valley shall issue a joint press release announcing execution of this Agreement and the Reorganization. Thereafter, American Home and Valley shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this

Agreement or any other transaction contemplated hereby; provided, that nothing in this Section 8.6 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party's disclosure obligations imposed by Law.

                8.7 NO SOLICITATION. Except with respect to this Agreement, the applicable Plan of Merger and the transactions contemplated hereby or thereby, no Valley Company nor any Affiliate thereof nor any Representative thereof retained by any Valley Company shall, directly or indirectly, initiate, solicit, encourage, or knowingly facilitate (including by way of furnishing information) any inquiries or the making of any Acquisition Proposal. Notwithstanding anything herein to the contrary, a Valley Company and its respective Board of Directors shall be permitted (i) to the extent applicable, to comply with Rule 14d-9 and Rule 14e-2 promulgated under the 1934 Act with regard to an Acquisition Proposal, or (ii) to engage in any discussions or negotiations with, or provide any information to, any Person in response to an unsolicited bona fide written Acquisition Proposal by any such Person, if and only to the extent that (a) the Valley Stockholders' Meeting shall not have occurred, (b) Valley's Board of Directors concludes in good faith and consistent with its fiduciary duties to Valley's stockholders under applicable Law that such Acquisition Proposal could reasonably be expected to result in a Superior Proposal, (c) prior to providing any information or data to any Person in connection with an Acquisition Proposal by any such Person, Valley's Board of Directors receives from such Person an executed confidentiality agreement containing terms at least as stringent as those contained in the Confidentiality Agreements, and (d) prior to providing any information or data to any Person or entering into discussions or negotiations with any Person, Valley's Board of Directors notifies American Home promptly of such inquiries, proposals, or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, any of its Representatives indicating, in connection with such notice, the name of such Person and the material terms and conditions of any inquiries, proposals, or offers. Valley agrees that it will promptly keep American Home informed of the status and terms of any such proposals or offers and the status and terms of any such discussions or negotiations. Valley agrees that it will, and will cause its officers, directors, and Representatives to, immediately cease and cause to be terminated any activities, discussions, or negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any Acquisition Proposal. Valley agrees that it will use reasonable best efforts to promptly inform its directors, officers, key employees, agents, and Representatives of the obligations undertaken in this Section 8.7. Nothing in this Section 8.7 shall (i) permit Valley to terminate this Agreement (except as specifically provided in Article 10), or (ii) affect any other obligation of American Home or Valley under this Agreement.

                8.8 TAX TREATMENT. Except as contemplated by this Agreement, each of the Parties undertakes and agrees to use its reasonable efforts to cause the Reorganization, and to take no action which would cause the Reorganization not, to qualify for treatment as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes.

                8.9     AGREEMENT OF AFFILIATES.  Valley has disclosed in
Section 8.9 of the Valley Disclosure Memorandum each Person whom it reasonably believes may be deemed an "affiliate" of Valley for purposes of Rule 145 under the 1933 Act. Valley shall use its reasonable efforts to cause each such Person to deliver to American Home not later than the Effective Time, a written agreement, in substantially the form attached as Exhibit 2 to this Agreement, providing that such Person will not sell, pledge, transfer, or otherwise dispose of the shares of Valley Common Stock held by such Person except as contemplated by such agreement or by this Agreement and will not sell, pledge, transfer, or otherwise dispose of the shares of American Home Common Stock to be received by such Person upon consummation of the Reorganization except in compliance with applicable provisions of the 1933 Act and the rules and regulations thereunder. Shares of American Home Common Stock issued to such affiliates of Valley in exchange for shares of Valley Common Stock shall not be transferable, regardless of whether each such affiliate has provided the written agreement referred to in this Section 8.9, except as provided herein. American Home shall not be required to maintain the effectiveness of the Registration Statement under the 1933 Act for the purposes of resale of American Home Common Stock by such affiliates.

                8.10 EMPLOYEE BENEFITS AND CONTRACTS. Following the Effective Time, American Home shall provide generally to officers and employees of the Valley Companies, who at or after the Effective Time become employees of an American Home Company ("Continuing Employees"), employee benefits under employee benefit plans (other than stock option or other plans involving the potential issuance of American Home Common Stock except as set forth in this
Section 8.10), on terms and conditions which when taken as a whole are substantially similar to those currently provided by the American Home Companies to their similarly situated officers and employees. For purposes of participation and vesting (but not accrual of benefits) under such employee benefit plans, (i) service under any qualified defined benefit plans of Valley shall be treated as service under American Home's qualified defined benefit plans, (ii) service under any qualified defined contribution plans of Valley shall be treated as service under American Home's qualified defined contribution plans, and (iii) service under any other employee benefit plans of Valley shall be treated as service under any similar employee benefit plans maintained by American Home. American Home shall cause the American Home welfare benefit plans that cover the Continuing Employees after the Effective Time to (i) waive any waiting period and restrictions and limitations for preexisting conditions or insurability, and (ii) cause any deductible, co-insurance, or maximum out-of-pocket payments made by the Continuing Employees under Valley's welfare benefit plans to be credited to such Continuing Employees under the American Home welfare benefit plans, so as to reduce the amount of any deductible, co-insurance, or maximum out-of-pocket payments payable by the Continuing Employees under the American Home welfare benefit plans. The continued coverage of the Continuing Employees under the employee benefits plans maintained by Valley and/or any Valley Subsidiary immediately prior to the Effective Time during a transition period shall be deemed to provide the Continuing Employees with benefits that are no less favorable than those offered to other employees of American Home and its Subsidiaries, provided that after the Effective Time there is no material reduction (determined on an overall basis) in the benefits provided under the Valley employee benefit plans. American Home also shall cause Valley and its Subsidiaries to honor all employment, severance, consulting, and other compensation Contracts disclosed in Section 8.10 of the Valley Disclosure Memorandum to American Home between any Valley Company and any current or former director, officer, or employee thereof, and all provisions for vested benefits or other vested amounts earned or accrued through the Effective Time under the Valley Benefit Plans. American Home shall be responsible for the fees related to the termination of the Valley Benefit Plans.

                8.11    INDEMNIFICATION.

                        (a) From and after the Effective Time, in the event of any threatened or actual claim, action, suit, proceeding, or investigation, whether civil, criminal, or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of Valley or any Valley Subsidiary (the "Indemnified Parties") is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer, or employee of Valley, any of the Valley Subsidiaries, or any of their respective predecessors, or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, American Home shall indemnify and hold harmless, as and to the fullest extent permitted by Law, each such Indemnified Party against any Liability (including reasonable attorneys' fees and expenses in advance of the final disposition of any claim, suit, proceeding, or investigation to each Indemnified Party to the fullest extent permitted by Law upon receipt of any undertaking required by applicable Law), judgments, fines, and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding, or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding, or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to them; provided, however, that (a) American Home shall have the right to assume the defense thereof and upon such assumption American Home shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if American Home elects not to assume such defense or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are issues which raise conflicts of interest between American Home and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them, and American Home shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (b) American Home shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld), and (c) American Home shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law. American Home's obligations under this Section 8.11(a) continue in full force and effect for a period of six years after the Effective Time; provided, however, that all rights to indemnification in respect of any claim (a "Claim") asserted or made within such period shall continue until the final disposition of such Claim.

                        (b) American Home agrees that all rights to indemnification and all limitations on Liability existing in favor of the directors, officers, and employees of Valley and its Subsidiaries (the "Covered Parties") as provided in their respective Articles of Incorporation, Bylaws, or similar governing instruments as in effect as of the date of this Agreement with respect to matters occurring prior to the Effective Time shall survive the Reorganization and shall continue in full force and effect, and shall be honored by such entities or their respective successors as if they were the indemnifying party thereunder, without any amendment thereto, for a period of six years after the Effective Time; provided, however, that all rights to indemnification in respect of any Claim asserted or made within such period shall continue until the final disposition of such Claim; provided, further, however, that nothing contained in this Section 8.11(b) shall be deemed to preclude the liquidation, consolidation, or merger of Valley or any Valley Subsidiary, in which case all of such rights to indemnification and limitations on Liability shall be deemed to so survive and continue notwithstanding any such liquidation, consolidation, or merger. Without limiting the foregoing, in any case in which approval by American Home is required to effectuate any indemnification, American Home shall direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between American Home and the Indemnified Party.

                        (c) American Home, from and after the Effective Time, will directly or indirectly cause the persons who served as directors or officers of the Valley Companies at or before the Effective Time to be covered by the Valley Companies' existing directors' and officers' liability insurance policy (provided that American Home may substitute therefor policies from financially capable insurers of at least the same coverage and amounts containing terms and conditions which are not less advantageous than such policy) with respect to claims arising from facts or events which occurred prior to the Effective Time. Such insurance coverage, shall commence at the Effective Time and will be provided for a period of no less than three years after the Effective Time.

                        (d) If American Home or any of its successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or shall transfer all or substantially all of its Assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of American Home shall assume the obligations set forth in this Section 8.11.

                        (e) The provisions of this Section 8.11 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.


                                    ARTICLE 9
                CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

                9.1 CONDITIONS TO OBLIGATIONS OF EACH PARTY. The respective obligations of each Party to perform this Agreement and the applicable Plan of Merger and to consummate the

Reorganization and the other transactions contemplated hereby and thereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.6 of this Agreement:

                        (a) Stockholder Approval. The stockholders of Valley shall have adopted this Agreement and the applicable Plan of Merger and the consummation of the transactions contemplated hereby and thereby, including the Reorganization, as and to the extent required by Law and Valley's Articles of Incorporation.

                        (b)      Regulatory Approvals.  All Consents of,
filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Reorganization, including the effectiveness of any registration statement filed with respect to the American Home Common Stock to be issued in connection with the Reorganization and the listing of such American Home Common Stock on the Nasdaq NMS, shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of American Home would so materially adversely impact the economic or business benefits assumptions of the transactions contemplated by this Agreement or the applicable Plan of Merger that, had such condition or requirement been known, American Home would not, in its reasonable judgment, have entered into this Agreement.

                        (c) Consents and Approvals. Each Party shall have obtained any and all Consents required for consummation of the Reorganization (other than those referred to in Section 9.1(b)) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such party after the Effective Time. No Consent so obtained which is necessary to consummate the transactions contemplated in this Agreement or the applicable Plan of Merger shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of American Home would so materially adversely impact the economic or business benefits assumptions of the transactions contemplated by this Agreement or the applicable Plan of Merger that, had such condition or requirement been known, American Home would not, in its reasonable judgment, have entered into this Agreement.

                        (d) Legal Proceedings. No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order (whether temporary, preliminary, or permanent) or taken any other action which prohibits, restricts, or makes illegal consummation of the transactions contemplated by this Agreement.

                        (e) Registration Statement. The Registration Statement shall be effective under the 1933 Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, and no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing.

                        (f) Tax Opinion. In the event the Merger is consummated, each Party shall have received a written opinion from Alston & Bird LLP in a form reasonably satisfactory to such Party (the "Tax Opinion"), dated the date of the Effective Time, substantially setting forth: (i) that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; and (ii) the federal income tax consequences of the Reorganization to the Valley stockholders. In rendering such Tax Opinion, such counsel shall be entitled to rely upon representations of officers of Valley and American Home reasonably satisfactory in form and substance to such counsel.

                9.2 CONDITIONS TO OBLIGATIONS OF AMERICAN HOME. The obligations of American Home to perform this Agreement and consummate the Reorganization and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by American Home pursuant to Section 11.6(b):

                        (a) Representations and Warranties. For purposes of this Section 9.2(a), the accuracy of the representations and warranties of Valley set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of Valley set forth in Section 5.3 shall be true and correct (except for inaccuracies which are de minimis in amount). The representations and warranties of Valley set forth in Sections 5.18 and 5.20 shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of Valley set forth in this Agreement (including the representations and warranties set forth in Sections 5.18 and 5.20) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on Valley; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" or to the "Knowledge" of any Person shall be deemed not to include such qualifications.

                        (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of Valley to be performed and complied with pursuant to this Agreement and the applicable Plan of Merger and the other agreements contemplated hereby and thereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

                        (c) Certificates. Valley shall have delivered to American Home (i) a certificate, dated as of the Effective Time and signed on Valley's behalf by its duly authorized officers, to the effect that the conditions set forth in Section 9.2(a) and 9.2(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by Valley's Board of Directors and stockholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement and the applicable Plan of Merger, and the consummation of the transactions contemplated hereby and thereby, all in such reasonable detail as American Home and its counsel shall request.

                        (d) Stockholders' Equity. Valley shall have as of the Effective Time, stockholders' equity of at least 80% of the stockholders' equity of Valley as of June 30, 2001, as reflected in the Valley Financial Statements.

                        (e) Opinion of Counsel. American Home shall have received an opinion of Cozen O'Connor, special counsel to Valley, dated as of the Effective Time, in form reasonably satisfactory to American Home, as to the matters set forth in Exhibit 3 to this Agreement.

                9.3 CONDITIONS TO OBLIGATIONS OF VALLEY. The obligations of Valley to perform this Agreement and the applicable Plan of Merger and consummate the Reorganization and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Valley pursuant to Section 11.6(a):

                        (a) Representations and Warranties. For purposes of this Section 9.3(a), the accuracy of the representations and warranties of American Home set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of American Home set forth in Section 6.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimis in amount). The representations and warranties set forth in Section 6.11 shall be correct and complete in all material respects. There shall not exist inaccuracies in the representations and warranties of American Home set forth in this Agreement (including the representations and warranties set forth in Sections 6.3 and 6.11) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on American Home; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" or to the "Knowledge" of any Person shall be deemed not to include such qualifications.

                        (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of American Home to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

                        (c) Certificates. American Home shall have delivered to Valley (i) a certificate, dated as of the Effective Time and signed on American Home's behalf by its duly authorized officers, to the effect that the conditions set forth in Section 9.3(a) and 9.3(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by American Home's Board of Directors evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Valley and its counsel shall request.

                        (d) Opinion of Counsel. Valley shall have received an opinion of Alston & Bird LLP counsel to American Home, dated as of the Effective Time, in form reasonably acceptable to Valley, as to the matters set forth in Exhibit 4 to this Agreement.


                                   ARTICLE 10
                                   TERMINATION

                10.1 TERMINATION. Notwithstanding any other provision of this Agreement or the applicable Plan of Merger, and notwithstanding the approval of this Agreement by the stockholders of Valley, this Agreement may be terminated and the Reorganization abandoned at any time prior to the Effective Time:

                        (a)     By mutual consent of Valley and American Home;
or

                        (b) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 9.2(a) of this Agreement in the case of Valley and Section 9.3(a) of this Agreement in the case of American Home or in material breach of any covenant or other agreement contained in this Agreement) in the event of an inaccuracy of any representation or warranty of the other Party contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such inaccuracy and which inaccuracy would provide the terminating Party the ability to refuse to consummate the Reorganization under the applicable standard set forth in Section 9.2(a) of this Agreement in the case of Valley and Section 9.3(a) of this Agreement in the case of American Home; or

                        (c) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 9.2(a) of this Agreement in the case of Valley and Section 9.3(a) in the case of American Home or in material breach of any covenant or other agreement contained in this Agreement) in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach; or

                        (d) By the Board of Directors of either Party in the event (i) any Consent of any Regulatory Authority required for consummation of the Reorganization and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority, or (ii) the stockholders of Valley fail to vote their approval of this Agreement at the Stockholders' Meeting where this Agreement was presented to such stockholders for approval and voted upon; or

                        (e) By the Board of Directors of either Party in the event that the Reorganization shall not have been consummated by December 31, 2002, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(e).

                10.2 EFFECT OF TERMINATION. In the event of the termination and abandonment of this Agreement pursuant to Section 10.1, this Agreement and the applicable Plan of Merger shall become void and have no effect, except that the provisions of this Section 10.3 and Article 11 and Section 8.5(b) shall survive any such termination and abandonment.

                10.3 NON-SURVIVAL OF REPRESENTATIONS AND COVENANTS. The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time except for those covenants and agreements which by their terms apply in whole or in part after the Effective Time.


                                   ARTICLE 11
                                  MISCELLANEOUS

                11.1    DEFINITIONS.

                        (a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

                        "ACQUISITION PROPOSAL" with respect to a Party shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving the acquisition of Valley or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, Valley or any of its Subsidiaries.

                        "AFFILIATE" of a Person shall mean (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by, or under common control with such Person, (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person, or
        (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

                        "AGREEMENT" shall mean this Agreement and Plan of Reorganization, including the Exhibits delivered pursuant hereto and incorporated herein by reference.

                        "AHM COMMON STOCK" shall mean the $.01 par value common stock of AHM.

                        "ALTERNATIVE MERGER" shall mean the merger of AHM with and into Valley and which shall be consummated in the event the events occur as contemplated in Section 3.1(d) or 3.1(e)(i) of this Agreement.

                        "ALTERNATIVE PLAN OF MERGER" shall mean the plan of merger providing for the Alternative Merger, in substantially the form of Exhibit 5.

                        "AMERICAN HOME COMMON STOCK" shall mean the $.01 par value common stock of American Home.

                        "AMERICAN HOME COMPANIES" shall mean, collectively, American Home and all American Home Subsidiaries and Affiliates.

                        "AMERICAN HOME FINANCIAL STATEMENTS" shall mean (i) the consolidated statements of condition (including related notes and schedules, if any) of American Home as of June 30, 2001 and as of December 31, 2000 and 1999, and the related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) for the six months ended June 30, 2001 and for each of the three years ended December 31, 2000, 1999, and 1998, as filed by American Home in SEC Documents, and (ii) the consolidated statements of condition of American Home (including related notes and schedules, if any) and related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to June 30, 2001.

                        "AMERICAN HOME SUBSIDIARIES" shall mean the Subsidiaries of American Home at the Effective Time.

                        "ARTICLES OF MERGER" shall mean the Articles of Merger to be executed by American Home and Valley and filed with the Secretary of State of the State of Maryland related to the Reorganization and contemplated by Section 1.1.

                        "ASSETS" of a Person shall mean all of the assets, properties, businesses, and rights of such Person of every kind, nature, character, and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

                        "AVERAGE PRICE" shall mean the average of the daily volume weighted averages of trading prices of American Home Common Stock for the five consecutive full trading days ending at the closing of trading on the seventh full trading day prior to the Effective Time.

                        "CERCLA" shall mean the Comprehensive Environmental Response Compensation and Liability Act.

                        "CERTIFICATE OF MERGER" shall mean the Certificate of Merger to be executed by American Home and filed with the Secretary of State of the State of Delaware relating to the Reorganization as contemplated by Section 1.1.

                        "CLOSING DATE" shall mean the date on which the Closing occurs.

                        "CONFIDENTIALITY AGREEMENTS" shall mean those certain Confidentiality Agreements between Valley and American Home.

                        "CONSENT" shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

                        "CONTRACT" shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets, or business.

                        "DEFAULT" shall mean (i) any breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right of any Person to exercise any remedy or obtain any relief under, terminate or revoke, suspend, cancel, or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any Liability under, any Contract, Law, Order, or Permit.

                        "DGCL" shall mean the General Corporation Law of the State of Delaware.

                        "ENVIRONMENTAL LAWS" shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) and which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over, and including common law in respect of, pollution or protection of the environment, including the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq. ("CERCLA"), the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq., and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous material.

                        "EQUITY RIGHTS" shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Equity Rights.

                        "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

                        "EXHIBITS" 1 through 4, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

                        "GAAP" shall mean generally accepted accounting principles, consistently applied during the periods involved.

                        "HAZARDOUS MATERIAL" shall mean (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws), and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of governmental authorities and any polychlorinated biphenyls).

                        "HOLA" shall mean the Home Owners' Loan Act of 1933, as amended.

                        "INTELLECTUAL PROPERTY" shall mean copyrights, patents, trademarks, service marks, service names, trade names, applications therefor, technology rights and licenses, computer software (including any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions, and other intellectual property rights.

                        "INTERNAL REVENUE CODE" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

                        "KNOWLEDGE" as used with respect to a Person (including references to such Person being aware of a particular matter) shall mean the personal knowledge after due inquiry of those facts that are known or should reasonably have been known after due inquiry by the chairman, president, chief financial officer, chief accounting officer, chief operating officer, chief credit officer, or any senior, executive or other vice president of such Person and the knowledge of any such persons obtained or which would have been obtained from a reasonable investigation.

                        "LAW" shall mean any code, law (including common law), ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its

        Assets, Liabilities, or business, including those promulgated, interpreted or enforced by any Regulatory Authority, and specifically shall include the Real Estate Settlement Practices Act, the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Electronic Funds Transfer Act, the Fair Housing Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Truth in Savings Act, and the Home Mortgage Disclosure Act.

                        "LIABILITY" shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

                        "LIEN" shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention, or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits, and other Liens incurred in the ordinary course of the banking business, and
        (iii) Liens which do not materially impair the use of or title to the Assets subject to such Lien.

                        "LITIGATION" shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, governmental or other examination or investigation, hearing, administrative or other proceeding relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

                        "LOAN PROPERTY" shall mean any property owned, leased, or operated by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security or other interest (including an interest in a fiduciary capacity), and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

                        "MATERIAL" for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter and Party in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

                        "MATERIAL ADVERSE EFFECT" on a Party shall mean an event, change, or occurrence which, individually or together with any other event, change, or occurrence, has a material adverse impact on (i) the financial condition, results of operations, or business of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such

        Party to perform its obligations under this Agreement or to consummate the Reorganization or the other transactions contemplated by this Agreement, provided that "Material Adverse Effect" shall not be deemed to include the impact of (a) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting principles generally applicable to banks, investment banks, broker-dealers, mortgage companies and their holding companies, (c) actions and omissions of a Party (or any of its Subsidiaries) taken with the prior informed consent of the other Party in contemplation of the transactions contemplated hereby, (d) general economic or market conditions or the securities industry in general, and (e) this Agreement or the announcement thereof.

                        "MERGER" shall mean the merger of Valley with and into AHM and which shall be consummated in the event the events occur as contemplated by Section 3.1(c) or 3.1(e)(ii) of this Agreement.

                        "MGCL" shall mean the General Corporation Law of the State of Maryland.

                        "NASDAQ NMS" shall mean the National Market System of the Nasdaq Stock Market, Inc.

                        "1933 ACT" shall mean the Securities Act of 1933, as amended.

                        "1934 ACT" shall mean the Securities Exchange Act of 1934, as amended.

                        "OPERATING PROPERTY" shall mean any property owned, leased, or operated by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest or other interest (including an interest in a fiduciary capacity), and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

                        "OPTION EXCHANGE RATIO" shall equal the quotient obtained by dividing (i) $40.842 by (ii) the Average Price, provided, that in the event the Average Price is greater than $22.9259, the Option Exchange Ratio shall be 1.7798.

                        "ORDER" shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local, or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

                        "OTS" shall mean the Office of Thrift Supervision.

                        "PARTICIPATION FACILITY" shall mean any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

                        "PARTY" shall mean either American Home or Valley, and "PARTIES" shall mean both American Home and Valley.

                        "PERMIT" shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business.

                        "PERSON" shall mean a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

                        "PLAN OF MERGER" shall mean the plan of merger providing for the Merger, in substantially the form of Exhibit 6.

                        "PROXY STATEMENT" shall mean the proxy statement used by Valley to solicit the approval of their respective stockholders of the transactions contemplated by this Agreement.

                        "REGISTRATION STATEMENT" shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by American Home under the 1933 Act with respect to the shares of American Home Common Stock to be issued to the stockholders of Valley in connection with the transactions contemplated by this Agreement.

                        "REGULATORY AUTHORITIES" shall mean, collectively, the SEC, the Nasdaq NMS, the Federal Trade Commission, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Office of Thrift Supervision (including its predecessor, the Federal Home Loan Bank Board, the "OTS"), the Federal Deposit Insurance Corporation, and all other federal, state, county, local, or other governmental or regulatory agencies, authorities (including self-regulatory authorities), instrumentalities, commissions, boards or bodies having jurisdiction over the Parties and their respective Subsidiaries.

                        "REPRESENTATIVE" shall mean any investment banker, financial advisor, attorney, accountant, consultant, or other agent or representative engaged by a Person.

                        "SEC" shall mean the United States Securities and Exchange Commission.

                        "SEC DOCUMENTS" shall mean all forms, proxy statements, registration statements, reports, schedules, and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

                        "SECURITIES LAWS" shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

                        "STOCKHOLDERS' MEETING" shall mean the meeting of the stockholders of Valley to be held pursuant to Section 8.1 of this Agreement, including any adjournment or adjournments thereof.

                        "SUBSIDIARIES" shall mean all those corporations, associations, or other business entities of which the entity in question either (i) owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (provided, there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member, or (iv) otherwise has the ability to elect a majority of the directors, trustees or managing members thereof.

                        "SUPERIOR PROPOSAL" means any written Acquisition Proposal made by a Person other than American Home (i) which is for (1) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, share purchase, or similar transaction involving Valley as a result of which either (x) Valley's stockholders prior to such transaction (by virtue of their ownership of shares of Valley Common Stock) in the aggregate cease to own at least 75% of the voting securities of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof) or (y) the individuals composing the Board of Directors of Valley prior to such transaction do not constitute a majority of the board of directors of such ultimate parent entity, (2) a sale, lease, exchange, transfer, or other disposition of at least 75% of the Assets of Valley and its Subsidiaries, taken as a whole, in a single transaction or a series of related transactions, or (3) the acquisition, directly or indirectly, by a Person of beneficial ownership of 25% or more of the common stock of Valley whether by merger, consolidation, share exchange, business combination, tender or exchange offer or otherwise, and (ii) which is otherwise on terms which the Board of Directors of Valley in good faith concludes (after consultation with its financial advisors and outside counsel), taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal, (1) would, if consummated, result in a transaction that is more favorable to its stockholders (in their capacities as stockholders), from a financial point of view, than the transactions contemplated by this

        Agreement (after giving effect to the provisions of Section 11.2) and
        (2) is reasonably capable of being completed.

                        "TAX" or "TAXES" shall mean any federal, state, county, local, or foreign taxes, charges, fees, levies, imposts, duties, or other assessments, including income, gross receipts, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, imposes or required to be withheld by the United States or any state, county, local, or foreign government or subdivision or agency thereof, including any interest, penalties, and additions imposed thereon or with respect thereto.

                        "TAX RETURN" shall mean any report, return, information return, or other information required to be supplied to a taxing authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.

                        "TAXABLE PERIOD" shall mean any period prescribed by any governmental authority, foreign government or subdivision or agency thereof for which a Tax Return is required to be filed or a Tax is required to be paid.

                        "TOTAL CASH CONSIDERATION" shall mean, collectively, all payments which are to be or may be made in cash pursuant to Article 3 of this Agreement.

                        "TOTAL CONSIDERATION" shall mean, collectively, the Total Cash Consideration and the value as of the Effective Time of the product of the Average Price and the total number of shares of American Home Common Stock to be issued in connection with Reorganization.

                        "VALLEY COMMON STOCK" shall mean the $.01 par value common stock of Valley.

                        "VALLEY DISCLOSURE MEMORANDUM" shall mean the written information entitled "Valley Bancorp, Inc. Disclosure Memorandum" delivered prior to the date of this Agreement to Valley describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

                        "VALLEY COMPANIES" shall mean, collectively, Valley and all Valley Subsidiaries.

                        "VALLEY FINANCIAL STATEMENTS" shall mean (i) the consolidated statements of condition (including related notes and schedules, if any) of Valley as of June 30, 2001, and as of September 30, 2000 and 1999, and the related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) for the nine months ended June 30, 2001, and for each of the two years ended September 30, 2000 and 1999, included in the Valley Disclosure Memorandum, and (ii) the consolidated statements of condition of Valley (including related notes and schedules, if any) and related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) with respect to periods ended subsequent to June 30, 2001.

                        "VALLEY STOCK PLANS" shall mean the existing stock option and other stock based compensation plans of Valley.

                        "VALLEY SUBSIDIARIES" shall mean the Subsidiaries of Valley, which shall include the Valley Subsidiaries described in Section 6.4.

                                (b)     The terms set forth below shall have the
meanings ascribed thereto in the referenced sections:

            Alternative Cash Payment......................Section 3.1(d)
            Cash Payment Amount...........................Section 3.1(c)
            Claim.........................................Section 8.11(a)
            Closing.......................................Section 1.2
            Continuing Employees..........................Section 8.10
            Covered Parties...............................Section 8.11(b)
            Director Stock Options........................Section 3.4(a)
            Effective Time................................Section 1.3
            Exchange Agent................................Section 4.1(a)
            Exchange Fund.................................Section 4.1(a)
            Exchange Ratio................................Section 3.1(c)
            Indemnified Parties...........................Section 8.11(a)
            New Certificates..............................Section 4.1(a)
            Option Exchange Ratio.........................Section 3.4(a)
            Reorganization................................Section 1.1
            Surviving Corporation.........................Section 1.1
            Tax Opinion...................................Section 9.1(f)
            Valley Benefit Plans..........................Section 5.13(a)
            Valley Contracts..............................Section 5.14
            Valley ERISA Affiliate........................Section 5.13(e)
            Valley ERISA Plan.............................Section 5.13(a)
            Valley Pension Plan...........................Section 5.13(a)

            Valley Rights.................................Section 3.4(a)

                (c) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation."

                11.2    EXPENSES.

                        (a) Except as otherwise provided in this Section 11.2, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that American Home shall pay for the filing, application fees, and printing fees of each of the Parties.

                        (b) Notwithstanding the foregoing, (i) in the event the Reorganization is not consummated due to (x) the failure of American Home to obtain the Consent of the OTS to the Reorganization (provided that the failure to obtain such approval is not due to the fault of Valley, and provided further that, if such Consent is conditioned or restricted in a manner which is not acceptable to American Home and such condition or restriction is not due to the fault of Valley, for purposes of this Section 11.2(b), American Home shall have failed to obtain such Consent) or (y) a termination of this Agreement by Valley under Section 10.1(b) or 10.1(c) of this Agreement, American Home shall (within seven business days after termination of this Agreement and after receipt of written evidence of such expenses) reimburse Valley for the actual legal, accounting, and financial advisory expenses incurred by Valley in connection with the Reorganization plus $25,000, and (ii) in the event the Reorganization is not consummated due to a termination of this Agreement under Section 10.1(d)(ii) of this Agreement as a result of the failure of Valley to obtain stockholder approval of the Reorganization after the receipt by Valley of a Superior Proposal from a third party and Valley subsequently enters into an acquisition agreement with such third party, Valley or such third party shall (within seven business days after termination of this Agreement and after receipt of written evidence of such expenses) reimburse American Home for the actual legal, accounting, and financial advisory expenses incurred by American Home in connection with the Reorganization.

                11.3 BROKERS AND FINDERS. Except for Milestone Merchant Partners, LLC as to American Home and except for Feldman Financial Advisers, Inc. as to Valley (whose fee for its services in connection with the Reorganization is set forth in Section 11.3 of the Valley Disclosure Memorandum), each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers' fees, brokerage fees, commissions, or finders' fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by American Home or by Valley, each of American Home and Valley, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim.

                11.4 ENTIRE AGREEMENT. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral other than the Confidentiality Agreements which shall remain in effect. Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, other than as provided in Section 8.11.

                11.5 AMENDMENTS. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of each of the Parties, whether before or after stockholder approval of this Agreement has been obtained; provided, that after any such approval by the holders of Valley Common Stock, there shall be made no amendment that pursuant to the MGCL requires further approval by such stockholders without the further approval of such stockholders.

                11.6    WAIVERS.

                        (a) Prior to or at the Effective Time, Valley, acting through its Board of Directors, chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by American Home, to waive or extend the time for the compliance or fulfillment by American Home of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Valley under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by the chief executive officer or other authorized officer of Valley.

                        (b) Prior to or at the Effective Time, American Home, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Valley, to waive or extend the time for the compliance or fulfillment by Valley of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of American Home under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of American Home.

                        (c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement. Receipt of information pursuant to the terms of this Agreement by one Party from the other Party, shall not be deemed to be a waiver by the receiving Party of any rights under this Agreement

                11.7 ASSIGNMENT. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and assigns.

                11.8 NOTICES. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

             American Home:     AMERICAN HOME MORTGAGE HOLDINGS, INC.
                                520 Broadhollow Road
                                Melville, New York  11747
                                Telecopy Number: (208) 692-0508

                                Attention: Michael Strauss
                                           Chairman of the Board, President
                                             and Chief Executive Officer

             Copy to Counsel:   ALSTON & BIRD LLP
                                North Building, 10th Floor
                                601 Pennsylvania Avenue, N.W.
                                Washington, D.C.  20004-2601
                                Telecopy Number:  (202) 756-3333

                                Attention:   Frank M. Conner III

             Valley:            VALLEY BANCORP, INC.
                                130 Lakefront Drive
                                Hunt Valley, Maryland 21030-2215
                                Telecopy Number: (410) 785-3875

                                Attention: Joseph M. Solomon
                                           President and Chief Executive Officer

             Copy to Counsel:   COZEN O'CONNOR
                                Suite 500
                                1667 K Street, N.W.
                                Washington, D.C. 20006-1605
                                Telecopy Number: (202) 912-4881

                                Attention:   Edward B. Crosland, Jr.

                11.9 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to any applicable conflicts of law provisions thereof except to the extent the laws of the State of Maryland apply to the Reorganization.

                11.10 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

                11.11 CAPTIONS. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement. Unless otherwise indicated, all references to particular Articles or Sections shall mean and refer to the referenced Articles and Sections of this Agreement.

                11.12 INTERPRETATIONS. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any party, whether under any rule of construction or otherwise. No party to this Agreement shall be considered the draftsman. The parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all parties hereto.

                11.13 ENFORCEMENT OF AGREEMENT. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

                11.14 SEVERABILITY. Any term or provision of this Agreement which is invalid, illegal, or unenforceable by any Law or public policy in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality, or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

                       [SIGNATURES ON THE FOLLOWING PAGE]

     IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

ATTEST:                                     AMERICAN HOME MORTGAGE HOLDINGS, INC.


By:/s/ Joseph Piscopo                       By: /s/   Michael Strauss
   -----------------------------------          -------------------------------------
    Joseph Piscopo                             Michael Strauss
    Corporate Secretary                        Chairman of the Board, President and
                                                   Chief Executive Officer

[CORPORATE SEAL]

ATTEST:                                     VALLEY BANCORP, INC.



By: /s/ Alleck A. Resnick                      By: /s/ Joseph M. Solomon
    ----------------------------------             ----------------------------------
    Alleck A. Resnick                          Joseph M. Solomon
    Corporate Secretary                        President and Chief Executive Officer

[CORPORATE SEAL]